Semi-Annual Report
June 30, 2000



# The Managers Funds

Income Equity Fund
Capital Appreciation Fund
Small Company Fund
Special Equity Fund
International Equity Fund
Emerging Markets Equity Fund
Bond Fund
Global Bond Fund
Short and Intermediate Bond Fund

*We pick the talent.*
*You reap the results.*

# Table of Contents

**Letter to Shareholders** ................................. 1

**The Managers Funds Performance** ............ 3
*Complete performance table for all of The Managers Funds as of June 30, 2000*

**Fund Snapshots** ............................................ 4
*Equity Funds' top ten holdings, industry weightings and country breakdown at June 30, 2000*

**Schedules of Portfolio Investments** .......... 7
*Detailed portfolio listings by security type and industry sector, as valued at June 30, 2000*

**Financial Statements**

Statements of Assets and Liabilities ..................... 26
*Fund balance sheets, Net Asset Value (NAV) per share computation and cumulative undistributed amounts*

Statements of Operations .................................... 28
*Detail of sources of income, fund expenses, and realized and unrealized gains (losses) during the period*

Statements of Changes in Net Assets ................... 30
*Detail of changes in fund assets and distributions to shareholders for the past two periods*

**Financial Highlights** ..................................... 34
*Historical net asset values, distributions, total returns, expense ratios, turnover ratios and total net assets for each fund*

**Notes to Financial Statements** .................... 39
*Accounting and distribution policies, details of agreements and transactions with fund management and description of certain investment risks*

Founded in 1983, The Managers Funds offers individual and institutional investors the experience and discipline of some of the world's most highly regarded investment professionals.

*Investments in The Managers Funds are not deposits or obligations of, or guaranteed or endorsed by, any bank. Shares of the funds are not federally insured by the Federal Deposit Insurance Corp., the Federal Reserve Board, or any governmental agency.*

## Letter to Shareholders
### Dear Fellow Shareholder:

Although the turn of the calendar over to the year 2000 went rather smoothly for most of the world, the financial markets have been anything but smooth throughout the first half of 2000. Uncertainty about the rate of inflation, the sustainability of corporate profit growth and the actions of the Federal Reserve Board ("the Fed") to slow the economy and tame the stock markets have all contributed to creating one of the most volatile market environments ever.

The domestic stock market began the year in much the same way that it finished 1999, with huge variations in returns between "types" of stocks and seemingly broad investment indices. For example, while small capitalization stocks, as measured by the Russell 2000 index, had risen almost 11% into mid-March, the Dow Jones Industrial Average had lost more than 11%. Investors focused almost exclusively on *New Economy* stocks while all but ignoring others. The tide turned sharply in late March, however, as the Fed's effort to cool the economy had an effect. Investors also began to worry that many of the newest *new economy* companies might not be able to survive their early unprofitable stages long enough to make it into the black. As a result, stocks of companies in technology, media and telecommunication businesses ("TMT stocks") fell sharply in late March and April. Given the meteoric rise of TMT stocks in the previous months, a sharp correction was not all that surprising.

Many investment pundits and economists believe that the wealth effect created by strong stock market returns over the past few years has been significant in supporting consumer spending and thus economic growth. Because of this, there has been concern that any severe break in stock prices would reverse the virtuous economic cycle that we have been experiencing and send the economy into a downward spiral. This doesn't seem to have happened. While anecdotal evidence suggests that the economy is slowing, it doesn't seem to be in any danger of reversing.

Due to a number of cross currents, the fixed-income markets were also very active throughout the period. In its effort to control inflation and maintain economic growth within a sustainable rate, the Fed raised the Fed Funds Target and Discount Rates three times for a total of one full percentage point during the first half of 2000. Meanwhile, the Federal Government proceeded to buy back 30-year U.S. Treasury bonds, which drove the price of those securities higher and thus the effective yields lower. The Treasury also announced that it will reduce the amount of debt it issues going forward. As a result, the yield curve for Treasury securities has moved into what is known as an inverted shape where short-term Treasuries provide a higher yield than do long-term securities.

In addition to the Government's monetary policy actions, Congress began to debate whether or not the Federal government should continue to guarantee debt issued by Government Sponsored Entities such as GNMA. Although the debate is unlikely to yield any decisions soon, the uncertainty weakened confidence in agency securities, which also spread to other investment grade debt as well.

What all of this meant for investors during the period was that short-term debt securities performed well because, as they matured, investors were able to reinvest at higher rates. Long-term Treasury securities also performed well because their coupons remained stable while their prices rose. Meanwhile, investors holding medium-term securities, particularly corporate issues, realized no benefit from rising rates while the prices of their securities were flat or drifted lower.

Along with the markets, The Managers Funds made a few significant changes during the first half of 2000. In an effort to better diversify the management styles of the two sub-advisors of Managers Income Equity Fund, we replaced one of the Fund's sub-advisors, Scudder Kemper Investments, Inc., with Armstrong Shaw Associates Inc. Jeff Shaw and his investment team at Armstrong Shaw have been successfully managing mid- and large-capitalization equity portfolios with an "absolute value" investment philosophy since 1984.

Within Managers International Equity Fund we have added a third sub-advisor, Mastholm Asset Management, L.L.C., to whom we are gradually raising the allocation to a target of one third of the Fund's assets. Mastholm, formed in 1997, combines the talents of three portfolio managers who have developed their international growth equity investment discipline over the last 15 years.

In late June, we added a brand new Fund to our family, Managers Small Company Fund. This Fund combines the portfolios of two sub-advisors. HLM Management Co., Inc. is a team oriented "emerging growth" manager that has been managing exclusively small- capitalization and private equity portfolios since 1983. Kalmar Investment Advisors, Inc. has been managing small company portfolios since 1982, using a "Growth with Value" philosophy developed by founder Ford Draper Jr..

In addition, on August 1st, we expanded our family of funds by acquiring three new funds, Managers Short Duration Government Fund, Managers Intermediate Duration Government Fund, and Managers U.S. Stock Market Plus Fund. All three Funds are currently being sub-advised by Smith Breeden Associates, Inc., a well respected, privately owned institutional investment manager that specializes in managing fixed-income securities. The largest of the new Funds is Managers U.S. Stock Market Plus Fund, an enhanced index fund intended to mimic the performance of the S&P 500 index while utilizing the fixed income talents of Smith Breeden Associates, Inc. to add value.

A more in-depth description of all of our portfolio managers, including the new additions, is available on our recently improved internet website, www.managersfunds.com. In addition, the performance results of all of our Funds are listed in a table on the following page.

As always, should you have any questions on this Semi-Annual Report, please feel free to contact us at 1-800-835-3879. We thank you for your continued investment in The Managers Funds.

Sincerely,





Peter M. Lebovitz  
President  
The Managers Funds

Thomas G. Hoffman, CFA  
Director of Research  
The Managers Funds LLC

# THE MANAGERS FUNDS

**The Managers Funds Performance (unaudited)**
*All periods ended June 30, 2000*

| Equity Funds: | Six Months | 1 Year | 3 Years | 5 Years | 10 Years | Since Inception | Inception Date | Morningstar Rating (b) |
|---|---|---|---|---|---|---|---|---|
| Income Equity | (0.18)% | (6.42)% | 8.69% | 14.84% | 12.83% | 13.95% | Oct. '84 | ★★★ |
| Capital Appreciation | 0.00% | 59.97% | 50.76% | 35.61% | 23.97% | 21.23% | Jun. '84 | ★★★★★ |
| Small Company (c) | — | — | — | — | — | (0.20)% | Jun. '00 | N/A |
| Special Equity | 12.72% | 55.37% | 25.38% | 26.23% | 20.47% | 18.30% | Jun. '84 | ★★★★★ |
| International Equity | (3.53)% | 13.82% | 10.80% | 13.30% | 11.68% | 13.99% | Dec. '85 | ★★★★ |
| Emerging Markets Equity | (8.17)% | 27.32% | — | — | — | 13.41% | Feb. '98 | N/A |
| **Income Funds:** | | | | | | | | |
| Bond | 4.97% | 4.12% | 6.08% | 7.27% | 9.02% | 10.27% | Jun. '84 | ★★★★ |
| Global Bond | (2.98)% | (3.42)% | 1.99% | 2.02% | — | 3.99% | Mar. '94 | ★ |
| Short & Intermediate Bond | 1.99% | 3.23% | 4.33% | 5.13% | 6.26% | 7.67% | Jun. '84 | ★★★★ |
| Money Market | 2.86% | 5.49% | 5.25% | 5.27% | 4.71% | 5.82% | Jun. '84 | N/A |

*Average Annual Total Returns (a)*

*Past performance is not a guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed may be more or less than the original cost. For a Prospectus including fees and expenses, please visit our website at www.managersfunds.com, or call The Managers Funds LLC at (800) 835-3879 or your investment adviser. Read the prospectus carefully before you invest. The Managers Funds are distributed by The Managers Funds LLC, a NASD member.*

(a) Total return equals income yield plus share price change and assumes reinvestment of all dividends and capital gain distributions. Returns are net of fees and may reflect offsets of Fund expenses as described in the Prospectus. No adjustment has been made for taxes payable by shareholders on their reinvested dividends and capital gain distributions. Returns for periods greater than one year are annualized.

(b) Morningstar proprietary ratings reflect historical risk-adjusted performance as of 06/30/00 and are subject to change every month. The ratings are calculated from the Funds' three-, five- and ten-year average annual returns (if applicable) in excess of 90-day Treasury bill returns with appropriate fee adjustments, and a risk factor that reflects fund performance below 90-day Treasury bill returns. For the three-, five- and ten-year periods, respectively, each of the Equity Funds rated, other than the International Equity Fund, were rated against 3,642, 2,328 and 783 equity funds, the International Equity Fund was rated against 1,148, 701 and 141 international equity funds, and each of the Income Funds were rated against 1,684, 1,287 and 381 taxable fixed-income funds. The top ten percent of the funds in an investment class receive five stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star.

(c) Small Company's return is since inception (June 19, 2000).

# Fund Snapshots

## Managers Income Equity Fund

| Top Ten Holdings | % Fund | Industry Weightings | |
|---|---|---|---|
| Chase Manhattan Corp.* | 3.4% | Basic Materials | 4.4% |
| Worldcom, Inc. | 3.3 | Capital Goods | 6.4 |
| Freddie Mac | 3.2 | Communication Services | 7.8 |
| American Home Products Corp.* | 2.8 | Consumer Cyclicals | 13.7 |
| Citigroup, Inc. | 2.7 | Consumer Staples | 9.4 |
| Kerr Mcgee Corp. | 2.4 | Energy | 8.5 |
| Honeywell International, Inc. | 2.3 | Financials | 20.3 |
| International Business Machines (IBM) | 2.2 | Health Care | 8.9 |
| AT&T Corp., Liberty Media Group | 2.2 | Technology | 10.3 |
| Comcast Corp., Special Class A, non-voting shares | 2.0 | Utilities | 6.3 |
| | | Other | 4.0 |

## Managers Capital Appreciation Fund

| Top Ten Holdings | % Fund | Industry Weightings | |
|---|---|---|---|
| Viacom, Inc., Class B | 3.8% | Capital Goods | 1.1% |
| AT&T Corp., Liberty Media Group* | 3.2 | Communication Services | 12.9 |
| Qwest Communications International, Inc. | 2.9 | Consumer Cyclicals | 7.1 |
| Redback Networks, Inc. | 2.8 | Consumer Staples | 10.7 |
| Nokia Corp., Sponsored ADR* | 2.7 | Energy | 1.1 |
| Home Depot, Inc.* | 2.4 | Financials | 1.0 |
| VoiceStream Wireless Corp.* | 2.2 | Health Care | 13.6 |
| Costco Wholesale Corp. | 2.1 | Technology | 50.0 |
| Nortel Networks Corp. | 2.1 | Utilities | 0.9 |
| Sun Microsystems, Inc.* | 2.0 | Other | 1.6 |

## Managers Small Company Fund

| Top Ten Holdings | % Fund | Industry Weightings | |
|---|---|---|---|
| Keynote Systems, Inc. | 2.4% | Basic Materials | 1.6% |
| Pinnacle Holdings, Inc. | 2.2 | Capital Goods | 11.2 |
| Global Industries, Ltd. | 2.2 | Consumer Cyclicals | 8.6 |
| Barrett Resources Corp. | 2.0 | Consumer Staples | 2.7 |
| Quanta Services, Inc. | 2.0 | Energy | 7.3 |
| Three-Five Systems, Inc. | 1.8 | Financials | 3.1 |
| Waste Connections, Inc. | 1.6 | Health Care | 6.0 |
| Netegrity, Inc. | 1.6 | Technology | 22.6 |
| Province Healthcare Co. | 1.6 | Transportation | 0.5 |
| Maverick Tube Corp. | 1.6 | Other | 36.4 |

*Top Ten Holding at December 31, 1999

## Managers Special Equity Fund

| Top Ten Holdings | % Fund | Industry Weightings | |
|---|---|---|---|
| Anaren Microwave, Inc. | 2.3% | Basic Materials | 1.7% |
| Emmis Broadcasting Corp., Class A | 1.6 | Capital Goods | 11.9 |
| TeleTech Holdings, Inc.* | 1.3 | Communication Services | 2.9 |
| Alpha Industries, Inc.* | 1.3 | Consumer Cyclicals | 14.3 |
| SmartForce PLC, Sponsored ADR | 1.2 | Consumer Staples | 7.5 |
| C&D Technologies, Inc. | 1.1 | Energy | 1.4 |
| MRV Communications, Inc. | 1.0 | Financials | 5.7 |
| Conexant Systems, Inc.* | 0.9 | Health Care | 8.0 |
| Digital Lightwave, Inc. | 0.9 | Technology | 34.5 |
| Newport Corp. | 0.9 | Transportation | 2.0 |
| | | Utilities | 1.0 |
| | | Other | 9.1 |

## Managers International Equity Fund

| Top Ten Holdings | % Fund | Industry Weightings | |
|---|---|---|---|
| Aventis SA | 1.5% | Consumer Discretionary | 11.8% |
| Nippon Telegraph & Telephone Corp. * | 1.4 | Consumer Staples | 4.5 |
| Broken Hill Proprietary Co., Ltd. * | 1.3 | Energy | 6.4 |
| TDK Corp. * | 1.3 | Financials | 20.2 |
| SmithKline Beecham Unit PLC | 1.3 | Health Care | 8.0 |
| Siemens AG* | 1.3 | Industrials | 10.2 |
| BP Amoco PLC | 1.3 | Information Technology | 8.3 |
| Sony Corp. * | 1.2 | Materials | 11.1 |
| Nissan Motor Co., Ltd. | 1.1 | Telecommunication Services | 7.2 |
| ING Groep NV | 1.1 | Utilities | 6.1 |
| | | Other | 6.2 |

## Managers Emerging Markets Equity Fund

| Top Ten Holdings | % Fund | Industry Weightings | |
|---|---|---|---|
| Samsung Electronics, Ltd., GDR* | 3.8% | Consumer Discretionary | 10.4% |
| Li & Fung, Ltd. | 3.1 | Consumer Staples | 4.1 |
| Hindalco Industries, Ltd., Sponsored GDR | 2.7 | Energy | 5.6 |
| China Telecom Ltd., Sponsored ADR | 2.5 | Financials | 18.3 |
| Videsh Sanchar Nigam, Ltd., Sponsored GDR | 2.3 | Industrials | 13.0 |
| Celular CRT Participacoes SA, Preferred | 2.3 | Information Technology | 12.0 |
| H&CB, Sponsored GDR Series 144A | 2.3 | Materials | 10.1 |
| Embratel Participacoes SA, Sponsored ADR * | 2.2 | Telecommunication Services | 22.1 |
| Uniao de Bancos Brasileiros SA, (Unibanco), Sponsored GDR* | 2.2 | Utilities | 1.7 |
| Telesp Celular Participacoes SA | 2.1 | Other | 2.7 |

*Top Ten Holding at December 31, 1999

# Fund Snapshots

| Country | Managers International Equity Fund* | MSCI EAFE Index | Country | Managers Emerging Markets Equity Fund* | MSCI EAFE Index |
|---|---|---|---|---|---|
| Japan | 22.7% | 26.3% | South Korea | 11.3% | 11.9% |
| United Kingdom | 20.4 | 20.3 | Brazil | 10.8 | 8.7 |
| France | 11.3 | 11.5 | Hong Kong | 9.7 | 0.0 |
| Germany | 8.9 | 9.0 | Taiwan | 9.6 | 15.6 |
| Canada | 4.3 | 0.0 | Mexico | 7.5 | 9.5 |
| Switzerland | 3.7 | 5.8 | South Africa | 5.2 | 8.6 |
| Netherlands | 3.6 | 5.1 | India | 5.0 | 7.5 |
| Australia | 3.4 | 2.3 | Turkey | 3.9 | 4.4 |
| Italy | 2.6 | 4.3 | Russia | 3.8 | 2.6 |
| South Korea | 2.1 | 0.0 | Argentina | 3.7 | 1.9 |
| Singapore | 1.6 | 0.8 | Hungary | 3.6 | 1.1 |
| Sweden | 1.6 | 3.4 | Poland | 3.5 | 1.3 |
| Spain | 1.4 | 2.7 | Israel | 3.1 | 4.9 |
| South Africa | 0.9 | 0.0 | Malaysia | 2.9 | 6.0 |
| Denmark | 0.8 | 0.8 | Greece | 2.4 | 5.3 |
| Hong Kong | 0.8 | 2.0 | United States | 2.2 | 0.0 |
| Brazil | 0.6 | 0.0 | Philippines | 1.9 | 0.9 |
| Finland | 0.6 | 3.3 | Chile | 1.8 | 3.3 |
| Portugal | 0.6 | 0.5 | Venezuela | 1.7 | 0.7 |
| United States | 0.5 | 0.0 | Egypt | 1.6 | 0.0 |
| Ireland | 0.4 | 0.4 | Indonesia | 1.4 | 0.9 |
| Norway | 0.3 | 0.4 | Peru | 1.4 | 0.6 |
| Belgium | 0.2 | 0.8 | Thailand | 1.1 | 1.9 |
| Austria | 0.0 | 0.2 | Croatia | 0.9 | 0.0 |
| New Zealand | 0.0 | 0.1 | Czech Republic | 0.0 | 0.7 |
| Cash | 6.7 | 0.0 | China | 0.0 | 0.4 |
| | | | Pakistan | 0.0 | 0.4 |
| | | | Colombia | 0.0 | 0.3 |
| | | | Jordan | 0.0 | 0.1 |

* As a percent of total market value of common stocks on June 30, 2000.

# Managers Income Equity Fund
### June 30, 2000

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Common Stocks - 96.0%** | | |
| **Basic Materials - 4.4%** | | |
| Abitibi-Consolidated, Inc. | 30,610 | $ 286,969 |
| Alcoa Inc. | 7,140 | 207,060 |
| E.I. duPont de Nemours & Co., Inc. | 21,520 | 941,500 |
| Rohm and Haas Co. | 9,360 | 322,920 |
| Weyerhaeuser Co. | 8,795 | 378,185 |
| **Total Basic Materials** | | 2,136,634 |
| **Capital Goods - 6.4%** | | |
| Eaton Corp. | 4,245 | 284,415 |
| Emerson Electronics Co. | 14,000 | 845,250 |
| Honeywell International, Inc. | 32,370 | 1,090,464 |
| Minnesota Mining & Manufacturing Co. | 4,190 | 345,675 |
| Pitney Bowes, Inc. | 13,436 | 537,440 |
| **Total Capital Goods** | | 3,103,244 |
| **Communication Services - 7.8%** | | |
| ALLTEL Corp. | 9,065 | 561,463 |
| GTE Corp. | 10,890 | 677,903 |
| SBC Communications, Inc. | 13,466 | 582,405 |
| Sprint Corp. | 7,495 | 382,245 |
| Worldcom, Inc.* | 34,330 | 1,574,888 |
| **Total Communication Services** | | 3,778,904 |
| **Consumer Cyclicals - 13.7%** | | |
| Cendant Corp. * | 62,400 | 873,600 |
| Dow Jones & Co., Inc. | 3,890 | 284,943 |
| Ford Motor Co. | 7,520 | 323,360 |
| Gannett Co., Inc. | 14,350 | 858,309 |
| General Motors Corp. | 14,500 | 841,906 |
| IMS Health, Inc. | 46,900 | 844,200 |
| Jones Apparel Group, Inc. * | 39,200 | 921,200 |
| Limited, Inc., The | 13,836 | 299,204 |
| Marriott International, Inc. | 20,100 | 724,856 |
| McGraw-Hill Cos. | 12,000 | 648,000 |
| Visteon Corp. * | 670 | 8,119 |
| **Total Consumer Cyclicals** | | 6,627,697 |
| **Consumer Staples - 9.4%** | | |
| AT&T Corp., Liberty Media Group* | 44,200 | 1,071,850 |
| Comcast Corp., Special Class A, non-voting shares | 23,400 | 949,163 |
| Kimberly-Clark Corp. | 13,265 | 761,079 |
| MediaOne Group, Inc. * | 12,900 | 855,447 |
| Tricon Global Restaurants, Inc. * | 32,000 | 904,000 |
| **Total Consumer Staples** | | 4,541,539 |
| **Energy - 8.5%** | | |
| Baker Hughes, Inc. | 15,145 | 484,640 |
| Conoco, Inc., Class A | 19,780 | 435,160 |
| Exxon Mobil Corp. | 8,084 | 634,594 |
| Halliburton Co. | 14,900 | 703,094 |
| Kerr Mcgee Corp. | 19,820 | 1,168,141 |
| Texaco, Inc. | 12,800 | 681,600 |
| **Total Energy** | | 4,107,229 |
| **Financials - 20.3%** | | |
| American General Corp. | 7,785 | 474,885 |
| Associates First Capital Corp. | 39,000 | 870,188 |
| Chase Manhattan Corp. | 35,772 | 1,647,747 |
| Citigroup, Inc. | 21,530 | 1,297,183 |
| First Security Corp. | 29,109 | 394,791 |
| FleetBoston Financial Corp. | 19,634 | 667,556 |
| Freddie Mac | 38,165 | 1,545,682 |
| Hartford Financial Services Group, Inc. | 5,800 | 324,438 |
| Household International, Inc. | 9,470 | 393,597 |
| MBNA Corp. | 20,175 | 547,247 |
| MGIC Investment Corp. | 15,700 | 714,350 |

| Security Description | Shares | Value |
|---|---|---|
| Nationwide Financial Services, Inc. | 3,350 | $ 110,131 |
| SLM Holding Corp. | 22,600 | 846,088 |
| **Total Financials** | | 9,833,883 |
| **Health Care - 8.9%** | | |
| Abbott Laboratories | 19,800 | 882,337 |
| American Home Products Corp. | 22,855 | 1,342,730 |
| Bausch & Lomb, Inc. | 5,300 | 410,088 |
| Baxter International, Inc. | 9,695 | 681,680 |
| Bristol-Myers Squibb Co. | 5,295 | 308,434 |
| Schering-Plough Corp. | 13,335 | 673,418 |
| **Total Health Care** | | 4,298,687 |
| **Technology - 10.3%** | | |
| Agilent Technologies, Inc. * | 4,156 | 306,505 |
| Eastman Kodak Co. | 14,400 | 856,800 |
| First Data Corp. | 16,300 | 808,888 |
| Hewlett-Packard Co. | 1,900 | 237,263 |
| International Business Machines (IBM) | 9,910 | 1,085,764 |
| Lucent Technologies, Inc. | 4,695 | 278,179 |
| Motorola, Inc. | 16,950 | 492,609 |
| National Semiconductor Corp. * | 11,275 | 639,856 |
| Xerox Corp. | 13,695 | 284,171 |
| **Total Technology** | | 4,990,035 |
| **Utilities - 6.3%** | | |
| Coastal Corp., The | 8,880 | 540,570 |
| Constellation Energy Group | 13,850 | 450,991 |
| Montana Power Co., The | 13,840 | 488,725 |
| PECO Energy Co. | 16,390 | 660,722 |
| Williams Cos., Inc., The | 21,275 | 886,901 |
| **Total Utilities** | | 3,027,909 |
| **Total Common Stocks** | | |
| (cost $45,392,675) | | 46,445,761 |

## Short-Term Investments - 7.8%

| Security Description | Shares | Value |
|---|---|---|
| **Other Investment Companies - 6.2%**[1] | | |
| Calvert Cash Reserves Institutional Prime Fund, 6.47% | 517,031 | 517,031 |
| JPM Prime Money Market Fund, 6.26% | 2,506,554 | 2,506,553 |
| **Total Other Investment Companies** | | 3,023,584 |

| Security Description | Principal Amount | Value |
|---|---|---|
| **Repurchase Agreement - 1.6%** | | |
| State Street Bank & Trust Co., dated 06/30/00, due 07/03/00, 5.750%, total to be received $784,752 (secured by $800,000 FMNAs 6.000%, due 09/24/01, market value $805,000), at cost | $784,376 | 784,376 |
| **Total Short-Term Investments** | | |
| (cost $3,807,960) | | 3,807,960 |
| **Total Investments - 103.8%** | | |
| (cost $49,200,635) | | 50,253,721 |
| **Other Assets, less Liabilities – (3.8)%** | | (1,835,706) |
| **Net Assets - 100.0%** | | $48,418,015 |

See Notes to Schedules of Portfolio Investments on page 25.

*The accompanying notes are an integral part of these financial statements.*

# Managers Capital Appreciation Fund

**June 30, 2000**

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Common Stocks - 98.4%** | | |
| **Capital Goods - 1.1%** | | |
| General Electric Co. | 78,000 | $ 4,134,000 |
| **Communication Services - 12.9%** | | |
| Allegiance Telecom, Inc.* | 72,800 | 4,659,200 |
| McLeodUSA, Inc.* | 192,900 | 3,990,619 |
| NEXTLINK Communications, Inc., Class A* | 162,600 [2] | 6,168,638 |
| NTL, Inc.* | 69,749 [2] | 4,176,221 |
| Qwest Communications International, Inc.* | 214,700 [2] | 10,667,906 |
| Vodafone Group PLC, Sponsored ADR | 73,900 [2] | 3,062,231 |
| VoiceStream Wireless Corp.* | 68,000 | 7,909,250 |
| Worldcom, Inc.* | 132,000 | 6,055,500 |
| **Total Communication Services** | | 46,689,565 |
| **Consumer Cyclicals - 7.1%** | | |
| Costco Wholesale Corp.* | 235,500 | 7,771,500 |
| Gap, Inc., The | 98,300 | 3,071,875 |
| Home Depot, Inc. | 175,000 | 8,739,062 |
| Macrovision Corp.* | 34,450 | 2,200,494 |
| Wal-Mart Stores, Inc. | 65,600 | 3,780,200 |
| **Total Consumer Cyclicals** | | 25,563,131 |
| **Consumer Staples - 10.7%** | | |
| AT&T Corp., Liberty Media Group* | 473,200 | 11,475,100 |
| EchoStar Communications Corp., Class A* | 198,300 | 6,568,687 |
| Infinity Broadcasting Corp., Class A* | 115,000 | 4,190,312 |
| Starbucks Corp.* | 64,100 | 2,447,819 |
| Viacom, Inc., Class B* | 203,763 | 13,894,090 |
| **Total Consumer Staples** | | 38,576,008 |
| **Energy - 1.1%** | | |
| BJ Services Co.* | 21,000 | 1,312,500 |
| Smith International, Inc.* | 19,800 | 1,441,687 |
| Weatherford International, Inc.* | 33,400 | 1,329,738 |
| **Total Energy** | | 4,083,925 |
| **Financials - 1.0%** | | |
| Goldman Sachs Group, Inc., The | 19,900 | 1,888,013 |
| Morgan Stanley Dean Witter & Co. | 21,000 | 1,748,250 |
| **Total Financials** | | 3,636,263 |
| **Health Care - 13.6%** | | |
| Amgen, Inc.* | 74,000 | 5,198,500 |
| Forest Laboratories, Inc.* | 27,100 | 2,737,100 |
| Genentech, Inc.* | 30,200 | 5,194,400 |
| Invitrogen Corp.* | 43,400 | 3,263,138 |
| King Pharmaceuticals, Inc.* | 92,550 | 4,060,631 |
| MedImmune, Inc.* | 47,000 | 3,475,063 |
| Medtronic, Inc. | 61,700 | 3,073,431 |
| PE Corp., PE Biosystems Group | 76,600 | 5,046,024 |
| Protein Design Labs, Inc.* | 20,000 | 3,298,750 |
| QLT PhotoTherapeutics, Inc.* | 55,600 | 4,315,950 |
| Sepracor, Inc.* | 22,500 | 2,712,656 |
| Teva Pharmaceutical Ind., Ltd., Sponsored ADR | 64,200 | 3,559,088 |
| VISX, Inc.* | 113,300 | 3,172,400 |
| **Total Health Care** | | 49,107,131 |
| **Technology - 50.0%** | | |
| Aether Systems, Inc.* | 17,700 [2] | 3,627,394 |
| Amdocs, Ltd.* | 45,700 | 3,507,475 |
| America Online, Inc.* | 69,200 | 3,650,300 |
| Ariba, Inc.* | 65,200 | 6,389,600 |
| AudioCodes, Ltd.* | 24,700 | 2,964,000 |

| Security Description | Shares | Value |
|---|---|---|
| Bookham Technology PLC, Sponsored ADR* | 37,600 [2] | $ 2,223,100 |
| Broadcom Corp., Class A* | 18,000 | 3,940,875 |
| Brocade Communications Systems, Inc.* | 25,100 | 4,598,006 |
| Ciena Corp.* | 17,500 | 2,915,938 |
| Cisco Systems, Inc.* | 83,000 | 5,275,688 |
| Comverse Technology, Inc.* | 30,800 | 2,864,400 |
| Cytyc Corp.* | 50,900 | 2,713,606 |
| EMC Corp.* | 37,800 | 2,908,238 |
| General Motors Corp., Class H* | 70,300 | 6,168,825 |
| GlobeSpan, Inc.* | 35,100 | 4,275,619 |
| i2 Technologies, Inc.* | 41,700 | 4,347,225 |
| Infineon Technologies AG, Sponsored ADR* | 36,200 | 2,868,850 |
| Inktomi Corp.* | 30,200 | 3,571,150 |
| JDS Uniphase Corp.* | 42,800 | 5,127,975 |
| Juniper Networks, Inc.* | 30,800 | 4,481,400 |
| Lam Research Corp.* | 63,900 | 2,396,250 |
| Metromedia Fiber Network, Inc.* | 112,000 | 4,445,000 |
| Micromuse, Inc.* | 31,700 | 5,244,369 |
| Network Appliance, Inc.* | 46,500 | 3,740,344 |
| New Focus, Inc.* | 23,300 | 1,913,513 |
| Nokia Corp., Sponsored ADR | 192,300 | 9,602,980 |
| Nortel Networks Corp. | 113,000 | 7,712,250 |
| ONI Systems Corp.* | 30,900 | 3,621,094 |
| Oracle Corp.* | 53,000 | 4,452,000 |
| Packard BioScience Co.* | 49,600 | 840,100 |
| PE Corp.* | 45,500 | 4,254,250 |
| Phone.com, Inc.* | 34,800 | 2,272,875 |
| PMC Sierra, Inc.* | 13,700 | 2,433,463 |
| Polycom, Inc.* | 20,700 | 1,947,094 |
| Portal Software, Inc.* | 68,500 | 4,379,719 |
| Redback Networks, Inc.* | 57,000 | 10,217,250 |
| SDL, Inc.* | 11,500 | 3,279,656 |
| Sun Microsystems, Inc.* | 77,700 | 7,065,844 |
| Texas Instruments, Inc. | 99,900 | 6,861,881 |
| Turnstone Systems, Inc.* | 24,900 | 4,133,400 |
| VeriSign, Inc.* | 30,100 | 5,307,005 |
| VERITAS Software Corp.* | 41,900 | 4,734,700 |
| Waters Corp.* | 14,900 | 1,859,706 |
| **Total Technology** | | 181,134,407 |
| **Utilities - 0.9%** | | |
| Calpine Corp.* | 51,000 | 3,353,250 |
| **Total Common Stocks** (cost $300,659,569) | | 356,277,680 |
| **Short-Term Investments - 5.6%** | | |
| **Other Investment Companies - 5.0%[1]** | | |
| AIM Prime Portfolio, 6.54% | 474,380 | 474,380 |
| Alliance Institutional Reserves Prime Portfolio, 6.38%[3] | 503,603 | 503,603 |
| Calvert Cash Reserves Institutional Prime Fund, 6.47% | 7,013,733 | 7,013,733 |
| JPM Prime Money Market Fund, 6.26% | 1,559,716 | 1,559,716 |
| Navigator Securities Lending Prime Portfolio, 6.55%[3] | 6,881,731 | 6,881,731 |
| Scudder Institutional Money Market Fund 6.49%[3] | 1,585,404 | 1,585,404 |
| PNC TempFund 6.44%[3] | 17,718 | 17,718 |
| **Total Other Investment Companies** | | 18,036,285 |

The accompanying notes are an integral part of these financial statements.

# Managers Capital Appreciation Fund
## June 30, 2000

### Schedule of Portfolio Investments (unaudited)

| Security Description | Principal Amount | Value |
|---|---|---|
| **U.S. Treasury Note Principal Strip - 0.6%** | | |
| 0.000%[4], 05/15/11 - 02/15/26[3] | $2,233,512 | $ 2,233,512 |
| **Total Short-Term Investments** | | |
| (cost $20,269,797) | | 20,269,797 |
| **Total Investments - 104.0%** | | |
| (cost $320,929,366) | | 376,547,477 |
| **Other Assets, less Liabilities – (4.0)%** | | (14,372,382) |
| **Net Assets - 100.0%** | | $362,175,095 |

See Notes to Schedules of Portfolio Investments on page 25.

The accompanying notes are an integral part of these financial statements.

9

# Managers Small Company Fund
### June 30, 2000

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Common Stocks - 63.6%** | | |
| **Basic Materials - 1.6%** | | |
| Maverick Tube Corp.* | 4,600 | $ 133,400 |
| **Capital Goods - 11.2%** | | |
| Applied Power, Inc., Class A | 1,900 | 63,650 |
| Benchmark Electronics, Inc.* | 2,400 | 87,750 |
| CUNO, Inc.* | 2,400 | 57,545 |
| Electro Scientific Ind., Inc.* | 1,000 | 44,000 |
| Insituform Technologies, Inc., Class A* | 4,200 | 114,713 |
| Mobile Mini, Inc.* | 900 | 19,856 |
| Quanta Services, Inc.* | 3,100 | 170,500 |
| Rogers Corp.* | 2,300 | 80,500 |
| Sensormatic Electronics Corp.* | 1,400 | 22,138 |
| Three-Five Systems, Inc.* | 2,665 | 157,234 |
| Waste Connections, Inc.* | 7,000 | 137,813 |
| **Total Capital Goods** | | 955,699 |
| **Consumer Cyclicals - 8.6%** | | |
| Acxiom Corp.* | 3,700 | 103,369 |
| Armor Holdings, Inc.* | 2,300 | 29,900 |
| ChoicePoint, Inc.* | 800 | 35,600 |
| Cost Plus, Inc.* | 1,500 | 43,031 |
| David's Bridal, Inc.* | 2,600 | 29,900 |
| Diamond Technology Partner, Inc.* | 1,600 | 128,000 |
| F.Y.I., Inc.* | 2,000 | 67,250 |
| Michaels Stores, Inc.* | 2,100 | 93,818 |
| NCO Group, Inc.* | 1,600 | 38,255 |
| NetCreations, Inc.* | 2,600 | 119,112 |
| SCP Pool Corp.* | 2,000 | 46,500 |
| **Total Consumer Cyclicals** | | 734,735 |
| **Consumer Staples - 2.7%** | | |
| Buca, Inc.* | 1,250 | 19,531 |
| Consolidated Products, Inc.* | 4,600 | 41,400 |
| Morrison Management Specialists, Inc. | 1,200 | 33,825 |
| Priority Healthcare Corp., Class B* | 1,800 | 133,200 |
| **Total Consumer Staples** | | 227,956 |
| **Energy - 7.3%** | | |
| Barrett Resources Corp.* | 5,700 | 173,494 |
| Basin Exploration, Inc.* | 1,300 | 23,156 |
| Devon Energy Corp. | 800 | 44,950 |
| Evergreen Resources, Inc.* | 1,500 | 44,156 |
| Global Industries, Ltd.* | 9,900 | 186,243 |
| Grant Prideco, Inc.* | 1,400 | 35,000 |
| National-Oilwell, Inc.* | 1,100 | 36,163 |
| Varco International, Inc.* | 1,400 | 32,550 |
| Weatherford International, Inc.* | 1,100 | 43,794 |
| **Total Energy** | | 619,506 |
| **Financials - 3.1%** | | |
| AmeriCredit Corp.* | 4,600 | 78,200 |
| Pinnacle Holdings, Inc.* | 3,500 | 189,000 |
| **Total Financials** | | 267,200 |
| **Health Care - 6.0%** | | |
| ArQule, Inc.* | 6,900 | 132,825 |
| Barr Laboratories, Inc.* | 1,000 | 44,813 |
| ChiRex, Inc.* | 1,100 | 21,931 |
| DENTSPLY International, Inc. | 1,100 | 33,825 |
| MAXIMUS, Inc.* | 2,800 | 61,950 |
| Province Healthcare Co.* | 3,700 | 133,431 |
| Trimeris, Inc.* | 1,200 | 83,925 |
| **Total Health Care** | | 512,700 |
| **Technology - 22.6%** | | |
| Advanced Digital Information, Corp.* | 2,100 | 33,338 |
| AnswerThink Consulting Group, Inc. * | 2,800 | 45,850 |

| Security Description | Shares | Value |
|---|---|---|
| Apex, Inc.* | 1,000 | $ 43,688 |
| Aurora Bioscience Corp.* | 1,300 | 88,644 |
| Aware, Inc.* | 2,500 | 127,655 |
| AXENT Technologies, Inc.* | 2,100 | 52,238 |
| Cybex Computer Products Corp.* | 3,000 | 126,750 |
| Digital Microwave Corp.* | 1,250 | 46,203 |
| FEI Co.* | 1,200 | 36,600 |
| Keane, Inc.* | 1,500 | 32,438 |
| Keynote Systems, Inc.* | 2,875 | 202,866 |
| Lattice Semiconductor Corp.* | 650 | 45,208 |
| National Computer Systems, Inc. | 2,600 | 127,725 |
| Netegrity, Inc. * | 1,775 | 133,680 |
| Netopia, Inc.* | 3,100 | 124,580 |
| NetSolve, Inc.* | 4,150 | 107,900 |
| Polycom, Inc.* | 300 | 28,219 |
| Power Integrations, Inc.* | 5,600 | 131,950 |
| RadiSys Corp.* | 600 | 33,788 |
| Richardson Electronics, Ltd. | 2,600 | 42,380 |
| RSA Security, Inc.* | 500 | 34,750 |
| SPSS, Inc.* | 1,400 | 40,600 |
| Stanford Microdevices, Inc.* | 2,800 | 120,750 |
| Systems & Computer Technology Corp.* | 2,300 | 45,713 |
| Tekelec* | 1,600 | 77,100 |
| **Total Technology** | | 1,930,613 |
| **Transportation - 0.5%** | | |
| SkyWest, Inc. | 1,200 | 44,400 |
| **Total Common Stocks** | | |
| (cost $5,443,541) | | 5,426,209 |

| Security Description | Shares | Value |
|---|---|---|
| **Short-Term Investments - 10.0%** | | |
| **Other Investment Companies - 5.0%** | | |
| JPM Prime Money Market Fund, 6.26%[1] | 427,502 | 427,502 |

| | Principal Amount | |
|---|---|---|
| **Repurchase Agreement - 5.0%** | | |
| State Street Bank & Trust Co., dated 06/30/00, due 07/03/00, 5.750%, total to be received $427,205 (secured by $360,000 U.S. Treasury Notes 7.875%, due 02/15/21), at cost | $427,000 | 427,000 |
| **Total Short-Term Investments** | | |
| (cost $854,502) | | 854,502 |
| **Total Investments - 73.6%** | | |
| (cost $6,298,043) | | 6,280,711 |
| **Other Assets, less Liabilities - 26.4%** | | 2,253,195 |
| **Net Assets - 100.0%** | | $8,533,811 |

See Notes to Schedules of Portfolio Investments on page 25.

The accompanying notes are an integral part of these financial statements.

# Managers Special Equity Fund
### June 30, 2000

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Common Stocks - 91.0%** | | |
| **Basic Materials - 1.7%** | | |
| Allegheny Technologies, Inc. | 35,769 | $ 643,842 |
| ATMI, Inc.* | 408,900 | 18,988,294 |
| Cadiz Inc.* | 485,900 | 3,765,725 |
| Delta and Pine Land Co. | 216,400 | 5,423,525 |
| Sylvan, Inc.* | 112,700 | 1,028,388 |
| U.S. Aggregates, Inc. | 367,700 | 6,664,562 |
| **Total Basic Materials** | | 36,514,336 |
| **Capital Goods - 11.9%** | | |
| AAR Corp. | 259,200 | 3,110,400 |
| Advanced Energy Industries, Inc.* | 134,100 | 7,903,519 |
| Allied Waste Industries, Inc.* | 641,225 | 6,412,250 |
| Anaren Microwave, Inc.* | 372,450 | 48,837,506 |
| C&D Technologies, Inc. | 435,200 | 24,588,800 |
| Capital Environmental Resource, Inc. * | 362,400 | 1,223,100 |
| Casella Waste Systems Inc., Class A* | 563,400 | 6,021,338 |
| C-Cor.net Corp.* | 78,900 | 2,125,369 |
| Checkpoint Systems, Inc.* | 359,900 | 2,699,250 |
| Cognex Corp.* | 102,800 | 5,313,475 |
| DuPont Photomasks, Inc.* | 159,000 | 10,812,000 |
| Dycom Industries, Inc.* | 173,050 | 7,960,300 |
| Electro Scientific Ind., Inc.* | 91,000 | 4,004,000 |
| Encompass Services Corp.* | 489,222 | 2,813,027 |
| JLG Industries, Inc. | 388,600 [2] | 4,614,625 |
| KEMET Corp.* | 226,800 | 5,684,175 |
| Lydall, Inc.* | 234,000 | 2,486,250 |
| Merix Corp.* | 196,300 | 9,078,875 |
| Mettler-Toledo International, Inc.* | 346,100 | 13,844,000 |
| Oshkosh Truck Corp. | 112,700 | 4,021,981 |
| Power-One, Inc.* | 140,300 | 15,976,663 |
| Reynolds & Reynolds Co., Class A, The | 150,000 | 2,737,500 |
| Rogers Corp.* | 153,400 | 5,369,000 |
| Sensormatic Electronics Corp.* | 247,300 [2] | 3,910,431 |
| Sequa Corp., Class A* | 99,600 | 3,803,475 |
| Sequa Corp., Class B* | 38,300 | 2,211,825 |
| Spectra-Physics Lasers, Inc.* | 142,900 | 9,967,275 |
| Teledyne Technologies, Inc.* | 10,219 | 171,168 |
| Thomas & Betts Corp. | 452,400 | 8,652,150 |
| URS Corp.* | 317,700 [2] | 4,844,925 |
| Waste Connections, Inc.* | 564,800 | 11,119,500 |
| Waste Industries, Inc.* | 314,500 [2] | 3,459,500 |
| Watsco, Inc. | 296,200 | 3,702,500 |
| Wolverine Tube, Inc.* | 219,800 | 3,736,600 |
| Zomax Optical Media, Inc.* | 221,600 | 2,894,649 |
| **Total Capital Goods** | | 256,111,401 |
| **Communication Services - 2.9%** | | |
| Alaska Communications Systems Holdings, Inc.* | 334,000 | 3,465,250 |
| Boston Communications Group, Inc.* | 325,500 | 4,495,969 |
| CFW Communications Co. | 167,200 | 6,186,400 |
| Dobson Communications Corp.* | 323,600 | 6,229,300 |
| Focal Communications Corp.* | 117,900 [2] | 4,266,506 |
| General Communication, Inc., Class A* | 400,000 | 2,000,000 |
| ICG Communications, Inc.* | 229,700 | 5,082,113 |
| Intermedia Communications Inc.* | 134,600 [2] | 3,987,525 |
| Powerwave Technologies, Inc.* | 153,000 | 6,732,000 |
| Price Communications Corp.* | 303,540 | 7,152,161 |
| Rural Cellular Corp., Class A* | 169,500 | 12,977,344 |
| **Total Communication Services** | | 62,574,568 |
| **Consumer Cyclicals - 14.3%** | | |
| Aaron Rents, Inc., Class B | 330,300 | 4,149,394 |
| Acxiom Corp.* | 125,100 | 3,494,981 |
| American Retirement Corp.* | 215,200 [2] | $ 1,197,050 |
| Argosy Gaming Co.* | 322,000 | 4,628,750 |
| Baker, Michael Corp.* | 280,500 | 1,823,250 |
| Brookdale Living Communities, Inc.* | 373,700 | 5,371,938 |
| Burns International Services Corp.* | 398,800 [2] | 4,985,000 |
| Carriage Services, Inc., Class A* | 380,400 | 1,283,850 |
| Central Parking Corp. | 170,400 [2] | 4,036,350 |
| Championship Auto Racing Teams, Inc.* | 99,100 | 2,527,050 |
| Chemed Corp. | 145,800 | 4,109,738 |
| Children's Comprehensive Services, Inc.* | 113,400 | 347,288 |
| Children's Place Retail Stores, Inc., The* | 94,200 [2] | 1,901,663 |
| Coinmach Laundry Corp.* | 462,800 | 6,479,200 |
| Consolidated Stores Corp.* | 365,252 | 4,383,024 |
| Cost Plus, Inc.* | 81,400 | 2,335,163 |
| CSK Auto Corp.* | 408,900 | 3,092,306 |
| David's Bridal, Inc.* | 281,700 | 3,239,550 |
| Diamond Technology Partner, Inc.* | 109,200 | 9,602,775 |
| Duckwall-ALCO Stores, Inc.* | 280,800 | 2,299,050 |
| Elcor Corp. | 134,500 [2] | 3,093,500 |
| Electro Rent Corp.* | 143,000 | 1,644,500 |
| F.Y.I., Inc.* | 294,400 | 9,899,200 |
| First Cash, Inc.* | 161,900 | 495,819 |
| Freds, Inc., Class A | 282,750 | 5,054,156 |
| Genesco, Inc.* | 320,900 | 5,154,456 |
| Getty Images, Inc.* | 242,100 | 8,972,831 |
| Glacier Water Services, Inc.* | 84,700 | 995,225 |
| Guess?, Inc.* | 155,000 | 2,170,000 |
| Hanover Direct, Inc.* | 1,997,500 | 3,121,094 |
| Helen of Troy, Ltd.* | 410,400 | 2,295,675 |
| Horizon Health Corp.* | 192,400 | 1,082,250 |
| Houghton Mifflin Co. | 86,400 | 4,033,800 |
| Hughes Supply, Inc. | 90,150 | 1,780,463 |
| IMPCO Technologies, Inc.* | 256,500 [2] | 10,965,375 |
| IMS Health, Inc. | 1,039,600 | 18,712,800 |
| International Speedway Corp. | 186,300 [2] | 7,743,094 |
| Isle Capri Casinos, Inc.* | 373,500 | 5,065,594 |
| ITT Educational Services, Inc.* | 746,800 [2] | 13,115,675 |
| John Wiley & Sons, Inc. | 248,000 | 5,580,000 |
| Lamar Advertising Co., Class A* | 76,600 | 3,317,738 |
| Michael Anthony Jewelers, Inc.* | 66,000 | 181,500 |
| NCO Group, Inc.* | 184,700 | 4,271,188 |
| OrthAlliance, Inc., Class A* | 424,700 [2] | 2,521,656 |
| Pameco Corp.* | 47,900 | 122,744 |
| Penton Media, Inc. | 50,600 | 1,771,000 |
| Pinnacle Entertainment, Inc.* | 235,300 | 4,573,644 |
| Pittston Brink's Group | 796,841 | 10,906,761 |
| Protection One, Inc.* | 547,400 | 1,197,438 |
| Rent-Way, Inc.* | 393,800 | 11,494,037 |
| Rock of Ages Corp., Class A* | 118,400 | 562,400 |
| Ross Stores, Inc. | 390,000 | 6,630,000 |
| Six Flags, Inc. | 243,100 | 5,530,524 |
| Speedway Motorsports, Inc.* | 190,300 | 4,376,900 |
| Stamps.com, Inc.* | 301,700 [2] | 2,206,180 |
| Station Casinos, Inc.* | 248,500 | 6,212,500 |
| Sunrise Assisted Living, Inc.* | 140,900 | 2,606,650 |
| TeleTech Holdings, Inc.* | 911,300 | 28,250,300 |
| TJX Cos., Inc. | 80,000 | 1,500,000 |
| Too, Inc.* | 5,600 | 142,450 |
| United Rentals, Inc.* | 141,500 | 2,423,187 |
| ValueVision International, Inc.* | 208,200 | 4,996,800 |
| Venator Group, Inc.* | 742,100 | 7,606,524 |
| Xtra Corp.* | 322,100 | 12,702,818 |
| **Total Consumer Cyclicals** | | 308,367,816 |
| **Consumer Staples - 7.5%** | | |
| ABM Industries, Inc. | 297,200 | 6,835,600 |
| Adelphia Communications Corp., Class A* | 220,000 [2] | 10,298,750 |

The accompanying notes are an integral part of these financial statements.

# Managers Special Equity Fund
### June 30, 2000

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Consumer Staples** (continued) | | |
| Allscripts, Inc.* | 217,540 $ | 4,989,824 |
| Applebee's International, Inc. | 115,000 | 3,485,938 |
| Beasley Broadcast Group, Inc.* | 468,600 | 6,384,675 |
| Benihana, Inc., Class A* | 265,100 | 3,380,025 |
| Bindley Western Industries, Inc. | 257,066 | 6,796,182 |
| CBRL Group, Inc. | 199,200 | 2,925,750 |
| Cinar Films, Inc., Class B* | 160,200 | 560,700 |
| Classic Communications, Inc.* | 490,400 | 4,382,950 |
| Cox Radio, Inc., Class A* | 318,600 | 8,920,800 |
| Duane Reade, Inc.* | 289,200 [2] | 7,446,900 |
| Emmis Broadcasting Corp., Class A* | 823,700 [2] | 34,080,588 |
| Gaylord Entertainment Co., Class A | 226,233 | 4,864,010 |
| Granite Broadcasting Corp.* | 335,800 | 2,413,563 |
| Gray Communications Systems, Inc. | 62,700 | 615,244 |
| Gray Communications Systems, Inc., Class B | 39,700 | 387,075 |
| Insight Communications Co., Inc., Class A* | 366,800 | 5,731,250 |
| kforce.com, Inc.* | 134,500 | 924,688 |
| Manpower, Inc. | 46,500 | 1,488,000 |
| Marketing Specialists Corp. * | 168,500 | 294,875 |
| Mediacom Communications Corp.* | 396,700 | 6,099,263 |
| MPW Industrial Services Group, Inc.* | 245,133 | 1,853,818 |
| Owens & Minor, Inc. Holding Co. | 213,300 [2] | 3,666,094 |
| Priority Healthcare Corp., Class B* | 114,561 | 8,477,514 |
| RCM Technologies, Inc.* | 205,200 | 1,500,525 |
| Ruby Tuesday, Inc. | 444,000 | 5,577,750 |
| Saga Communications, Inc., Class A* | 339,925 | 7,478,350 |
| Salem Communications Corp., Class A* | 389,000 | 3,610,405 |
| TCI Satellite Entertainment, Inc.* | 414,300 | 3,599,230 |
| Volt Information Sciences, Inc.* | 69,350 | 2,284,215 |
| **Total Consumer Staples** | | 161,354,551 |
| | | |
| **Energy - 1.4%** | | |
| Atwood Oceanics, Inc.* | 137,400 | 6,097,125 |
| Berry Petroleum Co., Class A | 407,400 | 6,925,800 |
| Hanover Compressor Co.* | 54,000 | 2,052,000 |
| Key Energy Services, Inc.* | 479,100 | 4,611,338 |
| Louis Dreyfus Natural Gas Corp.* | 233,900 | 7,323,994 |
| Tosco Corp. | 75,000 | 2,123,437 |
| **Total Energy** | | 29,133,694 |
| | | |
| **Financials - 5.7%** | | |
| Alabama National BanCorp. | 64,400 | 1,271,900 |
| Alexandria Real Estate Equities, Inc. | 122,300 | 4,196,419 |
| Allied Capital Corp. | 742,565 | 12,623,605 |
| Andover Bancorp, Inc. | 156,600 | 4,502,250 |
| Cash America International, Inc. | 485,800 | 3,582,775 |
| Charter One Financial, Inc. | 196,910 | 4,528,930 |
| Chateau Communities, Inc. | 235,129 | 6,642,394 |
| Chittenden Corp. | 214,000 | 5,229,625 |
| Downey Financial Corp. | 278,580 | 8,078,820 |
| Equity Inns, Inc. | 448,800 | 2,748,900 |
| First Industrial Realty Trust, Inc. | 134,700 | 3,973,650 |
| First Washington Bancorp, Inc. | 191,400 | 2,667,638 |
| Firstar Corp. | 129,719 | 2,732,206 |
| Golden State Bancorp, Inc.* | 200,200 | 3,603,600 |
| Harbor Florida Bancshares, Inc. | 224,900 | 2,347,394 |
| Health Care Property Investors, Inc. | 122,200 | 3,329,950 |
| Hibernia Corp. | 866,500 | 9,423,188 |
| Hilb, Rogal & Hamilton Co. | 128,000 | 4,440,000 |
| Metris Cos., Inc. | 119,379 | 2,999,397 |
| National Western Life Insurance Co., Class A* | 12,000 | 843,000 |
| Penn Treaty American Corp.* | 215,900 [2] | 3,670,300 |
| People's Bank | 48,200 | 882,663 |
| Pinnacle Holdings, Inc.* | 99,200 | 5,356,800 |
| Riverview Bancorp, Inc. | 100,000 | 800,000 |
| Seacoast Financial Services Corp. | 327,500 | 3,090,781 |

| Security Description | Shares | Value |
|---|---|---|
| Sovran Self Storage, Inc. | 95,500 $ | 2,047,281 |
| Sterling Financial Corp.* | 178,200 | 2,049,300 |
| Summit Bancorp | 71,332 | 1,756,551 |
| Sun Communities, Inc. | 176,000 | 5,885,000 |
| Timberland Bancorp, Inc. | 95,400 | 1,019,588 |
| Washington Mutual, Inc. | 33,750 | 974,531 |
| Webster Financial Corp. | 279,800 | 6,190,574 |
| **Total Financials** | | 123,489,010 |
| | | |
| **Health Care - 8.0%** | | |
| Advance Paradiam, Inc.* | 380,300 | 7,629,769 |
| Arthrocare Corp.* | 171,400 | 9,127,050 |
| Celgene Corp.* | 342,500 | 20,164,688 |
| Emisphere Technologies, Inc.* | 120,900 | 5,145,806 |
| Gene Logic, Inc.* | 189,800 [2] | 6,773,488 |
| HEALTHSOUTH Corp.* | 1,148,700 [2] | 8,256,281 |
| Inhale Therapeutic Systems, Inc.* | 34,500 | 3,499,594 |
| InnerDyne, Inc. * | 75,400 | 551,363 |
| Jones Pharma, Inc. | 250,175 | 9,975,728 |
| Medicis Pharmaceutical Corp.* | 238,400 | 13,588,800 |
| National Dentex Corp.* | 115,700 | 1,894,588 |
| Orthodontic Centers of America, Inc.* | 466,300 [2] | 10,550,038 |
| Oxford Health Plans, Inc.* | 431,400 | 10,272,713 |
| Prime Medical Services, Inc.* | 308,900 | 2,297,444 |
| Protocol Systems, Inc.* | 155,400 | 2,466,975 |
| Province Healthcare Co.* | 83,400 | 3,007,613 |
| Quorum Health Group, Inc.* | 892,550 | 9,204,422 |
| Renal Care Group, Inc.* | 206,525 | 5,046,955 |
| Res-Care, Inc.* | 494,100 [2] | 2,655,787 |
| ResMed, Inc.* | 317,400 | 8,490,450 |
| Sangamo BioSciences, Inc.* | 105,000 | 2,887,500 |
| Syntroleum Corp.* | 191,400 | 3,346,106 |
| Techne Corp.* | 114,600 | 15,127,200 |
| Triad Hospitals, Inc.* | 276,500 | 6,687,843 |
| Twinlab Corp.* | 48,300 | 303,383 |
| Universal Health Services, Inc., Class B* | 60,000 | 3,930,000 |
| **Total Health Care** | | 172,881,584 |
| | | |
| **Technology - 34.5%** | | |
| Activision, Inc.* | 285,900 [2] | 1,858,350 |
| Actuate Software Corp.* | 146,400 | 7,804,950 |
| ACTV, Inc.* | 345,700 | 5,163,894 |
| Advanced Digital Information, Corp.* | 172,400 | 2,736,850 |
| Aeroflex Inc.* | 124,700 | 6,188,238 |
| Alpha Industries, Inc.* | 632,100 | 27,851,906 |
| American Management Systems, Inc.* | 200,900 | 6,592,031 |
| American Tower Corp., Class A* | 217,500 [2] | 9,067,031 |
| Amplicon, Inc. | 72,100 | 684,950 |
| ANADIGICS, Inc.* | 537,900 | 18,355,838 |
| Ancor Communications, Inc.* | 291,400 | 10,417,550 |
| Apex, Inc.* | 150,700 | 6,583,706 |
| AudioCodes, Ltd.* | 43,100 | 5,172,000 |
| Axsys Technologies, Inc.* | 388,500 | 6,361,688 |
| Backweb Technologies, Ltd.* | 125,000 | 2,859,375 |
| Cabletron Systems, Inc.* | 373,200 | 9,423,300 |
| California Amplifier, Inc.* | 299,400 | 13,697,550 |
| Caredata.com, Inc.* | 424,100 | 715,669 |
| Carrier Access Corp.* | 86,100 | 4,552,538 |
| Comdial Corp.* | 415,000 | 1,815,625 |
| Concord Camera Corp.* | 28,500 | 591,375 |
| Conexant Systems, Inc.* | 419,000 | 20,347,688 |
| Copper Mountain Networks, Inc.* | 40,100 [2] | 3,536,319 |
| CoStar Group, Inc.* | 106,400 | 2,666,650 |
| Credence Systems Corp.* | 190,800 | 10,517,850 |
| Critical Path, Inc.* | 117,500 | 6,851,719 |
| Cytyc Corp.* | 238,500 | 12,715,031 |
| Davel Communications, Inc.* | 234,765 | 80,700 |
| Digital Lightwave, Inc.* | 202,200 [2] | 20,333,738 |
| Ditech Communications Corp.* | 57,400 | 5,427,888 |

The accompanying notes are an integral part of these financial statements.

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Technology** (continued) | | |
| DSP Group, Inc.* | 221,600 $ | 12,603,500 |
| eLoyalty Corp.* | 157,000 | 1,982,125 |
| Emulex Corp.* | 55,300 | 3,632,519 |
| Fairchild Semiconductor International Corp., Class A * | 106,100 | 4,297,050 |
| FEI Co.* | 410,800 | 12,529,400 |
| Finisar Corp.* | 183,600 [2] | 4,808,025 |
| FSI International, Inc.* | 394,300 | 8,526,738 |
| GaSonics International Corp.* | 251,100 | 9,902,756 |
| GSI Lumonics Inc.* | 179,400 | 6,290,213 |
| Harmonic Lightwaves, Inc.* | 41,500 | 1,029,719 |
| Infocrossing, Inc.* | 134,700 | 2,491,950 |
| InFocus Corp.* | 218,000 | 6,989,625 |
| Informatica Corp.* | 142,000 | 11,617,375 |
| Information Resources Engineering, Inc.* | 108,100 | 2,702,500 |
| Internet Commerce Corp., Class A* | 196,800 [2] | 2,853,600 |
| Internet.com LLC* | 92,600 | 1,852,000 |
| Inter-Tel, Inc. | 286,200 | 4,579,200 |
| Intertrust Technologies Corp.* | 76,900 | 1,576,450 |
| Kent Electronics Corp.* | 631,100 | 18,814,669 |
| K-Tron International, Inc.* | 26,508 | 410,874 |
| L-3 Communications Holdings, Inc.* | 129,700 | 7,401,006 |
| Lifeline Systems, Inc.* | 76,400 | 1,060,050 |
| MCK Communications, Inc.* | 129,200 | 2,987,750 |
| MDSI Mobile Solutions, Inc.* | 243,400 [2] | 5,598,200 |
| MedQuist, Inc.* | 147,900 | 5,028,600 |
| Mercator Software, Inc.* | 33,600 | 2,307,900 |
| Mercury Interactive Corp.* | 89,300 | 8,639,775 |
| Methode Electronics, Inc. | 291,400 | 11,255,325 |
| Micrel, Inc.* | 105,200 | 4,569,625 |
| Microchip Technology, Inc.* | 193,800 | 11,300,963 |
| Micromuse, Inc.* | 80,000 | 13,235,000 |
| MMC Networks, Inc.* | 137,700 | 7,358,344 |
| Molecular Devices Corp.* | 110,400 | 7,631,400 |
| MRV Communications, Inc.* | 319,700 [2] | 21,499,825 |
| MTI Technology Corp.* | 359,800 [2] | 2,878,400 |
| Natural MicroSystems Corp.* | 120,000 | 13,492,500 |
| Netopia, Inc.* | 341,600 | 13,728,050 |
| Newport Corp. | 188,800 | 20,272,400 |
| NOVA Corp.* | 344,079 | 9,612,707 |
| Orbotech, Ltd.* | 71,800 | 6,668,425 |
| Parametric Technology Corp.* | 1,100,200 | 12,033,438 |
| PC-Tel, Inc.* | 209,100 | 7,945,800 |
| Photon Dynamics, Inc.* | 76,900 | 5,743,469 |
| Policy Management Systems Corp.* | 631,500 | 9,709,313 |
| Polycom, Inc.* | 141,500 | 13,309,844 |
| PRI Automation, Inc.* | 63,300 | 4,138,238 |
| Puma Technology, Inc.* | 131,500 [2] | 3,525,844 |
| QLogic Corp.* | 22,100 | 1,459,981 |
| QRS Corp.* | 90,800 | 2,179,200 |
| QuickLogic Corp.* | 190,000 | 4,310,625 |
| Rare Medium Group, Inc.* | 124,300 | 1,965,494 |
| Rational Software Corp.* | 56,500 | 5,247,438 |
| RF Micro Devices, Inc.* | 56,900 | 4,978,750 |
| Sanchez Computer Associates, Inc.* | 71,500 [2] | 1,653,438 |
| Sawtek, Inc.* | 56,500 | 3,252,281 |
| Semtech Corp.* | 28,000 | 2,128,000 |
| Silicon Storage Technology, Inc.* | 99,400 | 8,778,262 |
| Sipex Corp.* | 339,800 | 9,408,212 |
| SmartForce PLC, Sponsored ADR* | 549,500 | 26,307,312 |
| Telcom Semiconductor Inc.* | 201,100 | 8,056,568 |
| Therma-Wave, Inc.* | 67,900 | 1,493,800 |
| Tollgrade Communications, Inc.* | 114,000 | 15,105,000 |
| TranSwitch Corp.* | 180,000 | 13,893,749 |
| TriQuint Semiconductor, Inc.* | 150,800 | 14,420,249 |
| U.S. Interactive, Inc.* | 305,900 | 3,957,580 |
| USinternetworking, Inc.* | 148,800 [2] | 3,041,100 |

| Security Description | Shares | Value |
|---|---|---|
| VeriSign, Inc.* | 35,400 $ | 6,241,462 |
| Viant Corp.* | 187,600 | 5,557,649 |
| ZYGO Corp.* | 182,200 | 16,546,037 |
| **Total Technology** | | 743,376,663 |
| **Transportation - 2.0%** | | |
| AHL Services, Inc.* | 536,400 | 3,553,650 |
| Airborne Freight Corp. | 418,200 | 7,919,663 |
| American Classic Voyages Co.* | 208,500 [2] | 4,156,969 |
| Circle International Group, Inc. | 398,200 | 9,979,888 |
| CNF Transportation, Inc. | 68,100 | 1,549,275 |
| Fritz Cos., Inc.* | 293,600 | 3,009,400 |
| Iron Mountain, Inc.* | 306,660 | 10,426,440 |
| Sea Containers, Ltd., Class A | 137,000 | 2,894,124 |
| Sea Containers, Ltd., Class B | 13,890 | 329,018 |
| **Total Transportation** | | 43,818,427 |
| **Utilities - 1.0%** | | |
| Calpine Corp.* | 191,600 [2] | 12,597,700 |
| El Paso Electric Co.* | 808,900 | 9,049,569 |
| **Total Utilities** | | 21,647,269 |
| **Total Common Stocks** | | |
| (cost $1,452,133,343) | | 1,959,269,319 |

### Short-Term Investments - 11.2%

**Other Investment Companies - 7.0%**[1]

| Security Description | Shares | Value |
|---|---|---|
| AIM Liquid Asset Portfolio, 6.62% | 54,266,574 | 54,266,574 |
| Calvert Cash Reserves Institutional Prime Fund, 6.47% | 12,073,527 | 12,073,527 |
| Harris Insight Money Market Fund, 6.40% | 21,286,416 | 21,286,416 |
| JPM Prime Money Market Fund, 6.26% | 18,966,744 | 18,966,744 |
| Navigator Securities Lending Prime Portfolio, 6.55%[3] | 45,485,687 | 45,485,687 |
| **Total Other Investment Companies** | | 152,078,948 |

| Security Description | Principal Amount | Value |
|---|---|---|
| **U.S. Treasury Notes - 0.1%** | | |
| 3.625-14.000%, 02/15/10-08/15/28[3] | $ 570,222 | 570,222 |
| **Commerical Paper - 4.1%** | | |
| Clipper Receivables Corp., 6.60%, 07/13/00 | 90,000,000 | 89,802,000 |
| **Total Short-Term Investments** | | |
| (cost $242,451,170) | | 242,451,170 |
| **Total Investments - 102.2%** | | |
| (cost $1,694,584,513) | | 2,201,720,489 |
| **Other Assets, less Liabilities – (2.2)%** | | (47,683,899) |
| **Net Assets - 100.0%** | | $2,154,036,590 |

See Notes to Schedules of Portfolio Investments on page 25.

The accompanying notes are an integral part of these financial statements.

# Managers International Equity Fund
**June 30, 2000**

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Common Stocks - 93.8%** | | |
| **Consumer Discretionary - 11.8%** | | |
| Accor SA (France) | 21,300 | $ 872,987 |
| Agfa Gevaert NV (Belgium) | 71,000 | 1,626,132 |
| Canal Plus (France) | 16,496 | 2,771,778 |
| Carlton Communications PLC (United Kingdom) | 419,367 | 5,393,625 |
| Castorama Dubois Investissement SA (France) | 13,000 | 3,214,476 |
| Club Mediterranee SA (France) | 26,548 | 3,596,510 |
| Daiei, Inc. The (Japan)* | 405,000 | 1,519,156 |
| Electrolux AB, Series B (Sweden) | 141,100 | 2,183,690 |
| GKN PLC (United Kingdom) | 152,200 | 1,941,376 |
| Granada Group (United Kingdom) | 312,814 | 3,123,904 |
| Great Universal Stores PLC (United Kingdom) | 918,001 | 5,903,365 |
| Hudson's Bay Co. (Canada) | 180,700 | 1,916,885 |
| Independent News & Media PLC (Ireland) | 351,000 | 1,273,379 |
| Isetan Co., Ltd. (Japan) | 354,000 | 4,337,213 |
| Koninklijke (Royal) Philips Electronics, NV (Netherlands) | 88,228 | 4,161,027 |
| Lagardere S.C.A. (France) | 20,400 | 1,558,071 |
| Li & Fung, Ltd. (Hong Kong) | 697,000 | 3,487,012 |
| Matsushita Electric Ind. (Japan) | 147,000 | 3,809,905 |
| Nissan Motor Co., Ltd. (Japan)* | 1,374,000 | 8,093,398 |
| Pirelli SpA (Italy)* | 579,800 | 1,524,990 |
| Reed International (United Kingdom) | 387,600 | 3,375,178 |
| Reuters Group PLC (United Kingdom) | 308,552 | 5,261,624 |
| Sharp Corp. (Japan) | 153,000 | 2,703,690 |
| Sony Corp. (Japan) | 92,600 | 8,639,932 |
| Unique International NV (Netherlands)* | 26,500 | 635,019 |
| **Total Consumer Discretionary** | | 82,924,322 |
| **Consumer Staples - 4.5%** | | |
| Cadbury Schweppes PLC (United Kingdom) | 495,186 | 3,251,813 |
| Diageo PLC (United Kingdom) | 405,476 | 3,638,207 |
| Heineken NV (Netherlands) | 65,450 | 3,983,428 |
| Kao Corp. (Japan) | 127,000 | 3,878,045 |
| Koninklijke Ahold NV (Netherlands) | 68,900 | 2,027,962 |
| Nutreco Holding NV (Netherlands) | 24,400 | 931,788 |
| Parmalat Finanziaria SpA (Italy)* | 3,823,600 | 5,395,280 |
| Pernod-Ricard SA (France) | 39,501 | 2,149,562 |
| Reckitt & Benckiser PLC (United Kingdom) | 143,500 | 1,606,761 |
| Shiseido Co. (Japan) | 44,000 | 680,081 |
| Tesco PLC (United Kingdom) | 1,217,000 | 3,784,164 |
| **Total Consumer Staples** | | 31,327,091 |
| **Energy - 6.4%** | | |
| Alberta Energy Co., Ltd. (Canada) | 92,400 | 3,733,459 |
| BP Amoco PLC (United Kingdom) | 920,700 | 8,832,323 |
| Canadian Natural Resources Ltd. (Canada)* | 8,900 | 258,581 |
| Ente Nazionale Idrocarburi SpA (Italy) | 499,100 | 2,882,770 |
| Enterprise Oil PLC (United Kingdom) | 198,918 | 1,658,415 |
| Petro-Canada (Canada) | 108,800 | 2,032,649 |
| Petroleum Geo-Services, Sponsored ADR (Norway)* | 129,200 | 2,204,475 |
| Renaissance Energy, Ltd. (Canada)* | 122,500 | 1,187,753 |
| Shell Transport & Trading Co., registered shares (United Kingdom) | 585,247 | 4,883,737 |
| Talisman Energy Inc. (Canada)* | 143,700 | 4,762,490 |
| Total Fina SA (France) | 45,448 | 6,968,309 |

| Security Description | Shares | Value |
|---|---|---|
| Woodside Petroleum Ltd. (Australia) | 729,350 | $ 5,670,440 |
| **Total Energy** | | 45,075,403 |
| **Financials - 20.2%** | | |
| ACOM CO., Ltd. (Japan) | 15,400 | 1,294,642 |
| Alleanza Assicurazioni (Italy) | 131,000 | 1,744,667 |
| Allianz AG, (Vinkuliert) (Germany) | 17,456 | 6,271,134 |
| Australia & New Zealand Banking Group Ltd. (Australia) | 300,000 | 2,298,306 |
| Axa (France)* | 21,800 | 3,434,057 |
| Baloise Holding, Ltd. (Switzerland) | 2,600 | 2,581,990 |
| Bank of Ireland (Ireland) | 201,800 | 1,271,546 |
| Bank of Montreal (Canada) | 46,700 | 1,972,128 |
| Banque Nationale de Paris (France) | 31,100 | 2,992,871 |
| Bayerische Vereinsbank AG (Germany) | 83,000 | 5,361,388 |
| Credit Lyonnais (France) | 44,000 | 2,091,940 |
| Daiwa Securities Co., Ltd. (Japan) | 345,000 | 4,552,095 |
| Fuji Bank, Ltd. , The (Japan) | 265,000 | 2,013,006 |
| Givaudan AG (Switzerland) | 259 | 78,829 |
| Halifax Group PLC (United Kingdom) | 279,700 | 2,683,177 |
| HSBC Holdings PLC (United Kingdom) | 313,183 | 3,580,141 |
| HSBC Holdings PLC, Hong Kong registered, shares (United Kingdom) | 222,000 | 2,541,659 |
| Industrial Bank of Japan, Ltd. (Japan) | 304,000 | 2,303,530 |
| ING Groep NV (Netherlands) | 117,200 | 7,921,875 |
| Istituto Bancario San Paolo di Torino (Italy)* | 182,900 | 3,246,087 |
| Manulife Financial Corp (Canada) | 141,600 | 2,497,135 |
| Mitsubishi Estate Co., Ltd. (Japan) | 381,000 | 4,481,297 |
| Mitsui Fudosan Co., Ltd. (Japan) | 353,000 | 3,825,927 |
| Munchener Rueckvericherungs-Gesellschaft, registered shares (Germany) | 13,620 | 4,277,993 |
| New World China Land, Ltd. (Hong Kong)* | 1,988 | 587 |
| Nikko Securities Co., Ltd., The (Japan) | 398,000 | 3,938,552 |
| Nomura Securities Co., Ltd., The (Japan) | 96,000 | 2,347,863 |
| Nordbanken Holding AB (Sweden) | 458,200 | 3,454,683 |
| O/Seas Union Bank (Singapore) | 670,811 | 2,602,451 |
| Orix Corp., Ltd. (Japan) | 27,460 | 4,050,224 |
| Oversea-Chinese Banking Corp., Ltd. (Singapore) | 624,300 | 4,301,778 |
| Prudential Corp. PLC (United Kingdom) | 364,745 | 5,342,349 |
| Riunione Adriatica di Sicurta SpA (Italy) | 331,000 | 3,634,067 |
| Royal & Sun Alliance Insurance Group PLC (United Kingdom) | 700,000 | 4,496,176 |
| Royal Bank of Scotland Group PLC (United Kingdom) | 243,100 | 4,068,250 |
| Sakura Bank (Japan) | 904,000 | 6,245,059 |
| Sampo Insurance Co., Ltd. (Finland) | 41,700 | 1,691,968 |
| Schweizerische Rueckversicherungs, registered (Switzerland) | 1,750 | 3,566,940 |
| Sumitomo Trust and Banking Co. (Japan) | 549,000 | 3,906,461 |
| Svenska Handelsbanken, Series A (Sweden) | 190,800 | 2,768,980 |
| United Overseas Bank, Ltd. (Singapore) | 636,608 | 4,165,414 |
| Westpac Banking Corp., Ltd. (Australia) | 290,500 | 2,093,489 |
| Zurich Allied AG (Switzerland) | 8,415 | 4,157,720 |
| **Total Financials** | | 142,150,431 |

The accompanying notes are an integral part of these financial statements.

# Managers International Equity Fund
**June 30, 2000**

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Health Care – 8.0%** | | |
| Altana AG (Germany) | 8,900 | $ 713,734 |
| AstraZeneca Group | | |
| PLC (United Kingdom) | 81,369 | 3,798,234 |
| Aventis SA (France) | 147,149 | 10,739,942 |
| Chugai Pharmaceutical | | |
| Co., Ltd. (Japan) | 216,000 | 4,081,617 |
| Fresenius AG, Preferred (Germany) | 9,800 | 2,264,168 |
| KYORIN Pharmaceutical | | |
| Co., Ltd. (Japan) | 27,000 | 1,119,646 |
| Novartis AG, registered | | |
| shares (Switzerland) | 1,799 | 2,849,639 |
| Novo Nordisk A/S (Denmark) | 15,200 | 2,586,589 |
| Roche Holdings AG (Switzerland) | 615 | 5,986,759 |
| Sankyo Co., Ltd. (Japan) | 94,000 | 2,121,766 |
| Schering AG (Germany) | 72,486 | 3,972,219 |
| SmithKline Beecham | | |
| Unit PLC (United Kingdom) | 712,709 | 9,328,158 |
| SSL International | | |
| PLC (United Kingdom) | 202,000 | 2,185,369 |
| Yamanouchi Pharmaceutical | | |
| Co., Ltd. (Japan) | 74,000 | 4,038,075 |
| **Total Health Care** | | 55,785,915 |
| **Industrials - 10.2%** | | |
| ABB, Ltd. (Switzerland)* | 34,277 | 4,102,608 |
| Alstom (France) | 138,600 | 3,746,021 |
| British Aerospace | | |
| PLC (United Kingdom) | 706,904 | 4,406,819 |
| Canadian National | | |
| Railway Co. (Canada) | 54,300 | 1,581,304 |
| Canadian National | | |
| Railway Co., New York registered | | |
| shares (Canada) | 133,400 | 3,893,613 |
| Citic Pacific, Ltd. (Hong Kong) | 475,000 | 2,492,143 |
| Compagnie De | | |
| Saint-Gobain (France)* | 16,320 | 2,206,229 |
| DCC PLC (Ireland) | 22,500 | 199,127 |
| Deutsche Lufthansa | | |
| AG (Germany)* | 138,100 | 3,191,946 |
| Eurotunnel SA (France)* | 1,855,931 | 1,683,265 |
| Fomento de Construcciones | | |
| Y Contratas SA (Spain) | 38,900 | 735,329 |
| Investor AB (Sweden) | 212,400 | 2,901,837 |
| Ivensys PLC (United Kingdom) | 951,800 | 3,571,617 |
| Jenoptik AG (Germany) | 181,100 | 5,195,532 |
| Mitsui & Co., Ltd. (Japan) | 98,000 | 748,127 |
| Nichii Gakkan Co. (Japan) | 6,000 | 262,947 |
| Preussag AG (Germany)* | 85,266 | 2,755,508 |
| Prosegur, CIA de | | |
| Seguridad SA (Spain) | 108,700 | 1,271,255 |
| Railtrack Group | | |
| PLC (United Kingdom) | 145,172 | 2,254,807 |
| Sailor Pen Co., Ltd., The (Japan) | 87,000 | 1,557,891 |
| Samsung Electronics, Ltd., GDR, | | |
| representing 1/2 voting | | |
| Shares (South Korea) | 23,100 | 4,516,050 |
| Schneider Electric SA (France) | 33,700 | 2,348,659 |
| Siemens AG (Germany) | 59,104 | 8,915,405 |
| Sumitomo Electronic Ind. (Japan) | 109,000 | 1,867,603 |
| Tokyu Corp. (Japan) | 609,000 | 3,007,549 |
| Williams PLC (United Kingdom) | 380,400 | 2,215,994 |
| **Total Industrials** | | 71,629,185 |
| **Information Technology - 8.3%** | | |
| Alcatel (France) | 111,600 | 7,319,612 |
| Canon Inc. (Japan) | 100,000 | 4,976,203 |
| Fujitsu Ltd. (Japan) | 199,000 | 6,883,088 |
| Getronics NV (Netherlands) | 159,200 | 2,454,611 |
| Nec Corp. (Japan) | 205,000 | 6,433,722 |
| Nikon Corp. (Japan) | 21,000 | 777,814 |

| Security Description | Shares | Value |
|---|---|---|
| Omron Corp. (Japan) | 55,000 | $ 1,492,861 |
| PSI AG Gesellschaft (Germany)* | 3,450 | 79,379 |
| Samsung Electronics (South Korea) | 13,900 | 4,599,986 |
| STMicroelectronics NV (France) | 53,934 | 3,398,394 |
| Systematics AG (Germany) | 23,500 | 1,312,474 |
| TDK Corp. (Japan) | 66,000 | 9,479,667 |
| Tokyo Seimitsu Co., Ltd. (Japan) | 23,300 | 3,118,232 |
| Toshiba Corp. (Japan)* | 541,000 | 6,103,171 |
| **Total Information Technology** | | 58,429,214 |
| **Materials - 11.1%** | | |
| Akzo Nobel NV (Netherlands) | 75,800 | 3,220,300 |
| Anglo American Platinum Corp., | | |
| Ltd., ADR (South Africa) | 120,476 | 3,472,239 |
| Aracruz Celulose SA, | | |
| Sponsored ADR (Brazil) | 87,400 | 1,687,913 |
| Asahi Chemical Ind. Co., | | |
| Ltd. (Japan) | 277,000 | 1,957,966 |
| Aventis SA (France) | 74,681 | 5,354,478 |
| Barrick Gold Corp. (Canada) | 239,400 | 4,326,993 |
| BASF AG (Germany) | 105,688 | 4,247,906 |
| Bayer AG (Germany) | 87,326 | 3,408,173 |
| BOC Group PLC (United Kingdom) | 307,695 | 4,422,945 |
| Broken Hill Proprietary Co., | | |
| Ltd. (Australia) | 804,467 | 9,501,952 |
| Companhia Vale do Rio Doce, | | |
| Sponsored ADR (Brazil) | 93,300 | 2,627,365 |
| Impala Platinum Holdings, | | |
| ADR (South Africa) | 79,100 | 2,942,433 |
| Imperial Chemical Industries | | |
| PLC (United Kingdom) | 476,000 | 3,777,635 |
| Kymmene OY (Finland) | 92,340 | 2,292,083 |
| Nippon Paper Industries Co., | | |
| Ltd. (Japan) | 215,000 | 1,467,037 |
| Rio Tinto PLC (United Kingdom) | 229,290 | 3,746,937 |
| SGL Carbon AG (Germany)* | 22,300 | 1,482,836 |
| Shin-Etsu Chemical Co., | | |
| Ltd. (Japan) | 43,000 | 2,180,293 |
| Stillwater Mining | | |
| Co. (United States)* | 114,100 | 3,180,538 |
| Teijin, Ltd. (Japan) | 1,165,000 | 5,676,500 |
| Thyssen Krupp AG (Germany)* | 91,600 | 1,491,032 |
| Usinor SA (France) | 88,000 | 1,073,694 |
| WMC, Ltd. (Australia) | 942,400 | 4,211,801 |
| **Total Materials** | | 77,751,049 |
| **Telecommunication Services - 7.2%** | | |
| BCE, Inc. (Canada) | 41,284 | 979,108 |
| British Telecommunications | | |
| PLC (United Kingdom) | 225,200 | 2,910,005 |
| Cable & Wireless | | |
| PLC (United Kingdom) | 224,618 | 3,799,740 |
| DDI Corp. (Japan) | 321 | 3,085,811 |
| Deutsche Telekom AG (Germany) | 22,288 | 1,272,446 |
| Nippon Telegraph & | | |
| Telephone Corp. (Japan) | 722 | 9,594,459 |
| NTT Mobile Communication | | |
| Network, Inc. (Japan) | 201 | 5,436,785 |
| Portugal Telecom SA (Portugal)* | 380,100 | 4,267,488 |
| SK Telecom Co., Ltd. (South Korea) | 8,200 | 2,684,245 |
| Swisscom AG (Switzerland) | 8,268 | 2,863,618 |
| Tele Danmark A/S (Denmark) | 48,800 | 3,284,261 |
| Telefonica SA (Spain)* | 194,163 | 4,170,769 |
| Teleglobe Inc. (Canada) | 62,500 | 1,321,791 |
| Vodafone Group | | |
| PLC (United Kingdom) | 1,239,619 | 5,008,030 |
| **Total Telecommunication Services** | | 50,678,556 |
| **Utilities - 6.1%** | | |
| British Energy | | |
| PLC (United Kingdom) | 277,762 | 754,405 |

*The accompanying notes are an integral part of these financial statements.*

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Utilities** (continued) | | |
| Endesa SA (Spain) | 203,200 | $ 3,936,161 |
| Korea Electric Power (KEP) Corp. (South Korea) | 87,860 | 2,726,357 |
| National Grid Group PLC (United Kingdom) | 716,268 | 5,646,519 |
| National Power PLC (United Kingdom) | 758,349 | 4,830,797 |
| Scottish Power PLC (United Kingdom) | 670,000 | 5,677,150 |
| Suez Lyonnaise des Eaux (France) | 41,229 | 7,222,807 |
| Veba AG (Germany) | 132,461 | 6,386,278 |
| Vivendi (France) | 59,181 | 5,223,436 |
| **Total Utilities** | | 42,403,910 |
| **Total Common Stocks** | | |
| (cost $559,248,373) | | 658,155,076 |

## Short-Term Investments - 5.2%

**Other Investment Companies — 4.1%**[1]

| Security Description | Shares | Value |
|---|---|---|
| Calvert Cash Reserves Institutional Prime Fund, 6.47% | 13,295,619 | 13,295,619 |
| Harris Insight Money Market Fund, 6.40% | 9,754,857 | 9,754,857 |
| JPM Prime Money Market Fund, 6.26% | 5,730,906 | 5,730,906 |
| **Total Other Investment Companies** | | 28,781,382 |

| Security Description | Principal Amount | Value |
|---|---|---|
| **Repurchase Agreement — 1.1%** | | |
| State Street Bank & Trust Co., dated 06/30/00, due 07/03/00, 6.480%, total to be received $8,041,340 (secured by $8,040,000 U.S. Treasury Notes 6.250%, due 02/15/03, market value $8,200,800), at cost | $8,037,000 | 8,037,000 |
| **Total Short-Term Investments** | | |
| (cost $36,818,382) | | 36,818,382 |
| **Total Investments - 99.0%** | | |
| (cost $596,066,755) | | 694,973,458 |
| **Other Assets, less Liabilities - 1.0%** | | 7,043,300 |
| **Net Assets - 100.0%** | | $ 702,016,758 |

See Notes to Schedules of Portfolio Investments on page 25.

# Managers Emerging Markets Equity Fund
## June 30, 2000

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Common Stocks - 97.3%** | | |
| **Consumer Discretionary - 10.4%** | | |
| Asia Satellite Telecommunications Holdings, Ltd. (Hong Kong) | 68,000 | $ 232,467 |
| Benpres Holdings Corp. (Philippines)* | 1,300,000 | 124,740 |
| Grupo Televisa SA, Sponsored GDR (Mexico)* | 3,500 | 241,281 |
| Li & Fung, Ltd. (Hong Kong) | 90,000 | 450,260 |
| Oriental Press Group, Ltd. (Hong Kong)* | 744,000 | 119,300 |
| Resorts World Berhad (Malaysia)* | 68,000 | 186,105 |
| Vestel Electronic Sanayi ve Ticaret AS (Turkey)* | 500,000 | 151,109 |
| **Total Consumer Discretionary** | | 1,505,262 |
| **Consumer Staples - 4.1%** | | |
| Fomento Economico Mexicano SA de CV (Mexico)* | 29,000 | 123,705 |
| Fomento Economico Mexicano SA, Sponsored ADR (Mexico) | 5,100 | 219,619 |
| Mavesa SA (Venezuela) | 81,000 | 253,125 |
| **Total Consumer Staples** | | 596,449 |
| **Energy - 5.6%** | | |
| OAO Lukoil Holding, Sponsored ADR (Russia) | 5,000 | 255,600 |
| Sasol, Ltd. (South Africa) | 40,000 | 268,239 |
| Surgutneftegaz Jsc (Russia) | 22,000 | 293,150 |
| **Total Energy** | | 816,989 |
| **Financials - 18.3%** | | |
| Akbank TAS (Turkey) | 24,000,000 | 185,682 |
| Banco Frances SA, Sponsored ADR (Argentina) | 6,400 | 138,400 |
| Bank Leumi Le-Israel (Israel)* | 92,000 | 189,949 |
| Chilectra SA, Sponsored ADR (a) (Chile)* | 10,000 | 157,000 |
| Chinatrust Commmercial Bank (Taiwan)* | 119,480 | 103,828 |
| Commercial Bank of Greece (Greece) | 2,470 | 107,108 |
| Credicorp, Ltd. (Peru) | 22,300 | 200,700 |
| H&CB, Sponsored GDR, (a) (South Korea)* | 14,173 | 326,688 |
| Liberty Life Association of Africa, Ltd. (South Africa) | 10,000 | 95,063 |
| OTP Bank Rt. (Hungary) | 4,000 | 208,460 |
| Public Bank Berhard (Malaysia) | 228,000 | 228,000 |
| Samsung Securities Co., Ltd. (South Korea) | 7,200 | 158,203 |
| Shinsegae Department Store Co., Preferred (South Korea) | 4 | 141 |
| Uniao de Bancos Brasileiros SA, (Unibanco), Sponsored GDR (Brazil) | 11,000 | 316,250 |
| Yapi ve Kredi Bankasi AS (Turkey)* | 20,900,000 | 232,441 |
| **Total Financials** | | 2,647,913 |
| **Industrials - 13.0%** | | |
| Barlow, Ltd. (South Africa) | 24,000 | 143,257 |
| Consorcio Ara SA de CV (Mexico)* | 173,000 | 203,819 |
| Orascom Construction Inds. (Egypt)* | 20,000 | 229,076 |
| Phoenixtec Power Co., Ltd. (Taiwan) | 143,750 | 262,002 |
| Pliva d.d., registered shares GDR (Croatia)* | 13,000 | 131,950 |
| Richter Gedeon Rt., Sponsored GDR (Hungary) | 3,500 | 186,375 |
| Samsung Electronics, Ltd., GDR representing 1/2 voting shares (a) (South Korea) | 2,800 | $ 547,400 |
| Telekomunikacja Polska SA, Sponsored GDR (a) (Poland)* | 13,113 | 89,824 |
| Telekomunikacja Polska SA, Sponsored GDR (Poland)* | 11,887 | 81,426 |
| **Total Industrials** | | 1,875,129 |
| **Information Technology - 12.0%** | | |
| Comparex Holdings, Ltd. (South Africa) | 40,000 | 70,450 |
| Dimension Data Holdings Ltd. (South Africa)* | 20,000 | 165,365 |
| Hon Hai Precision Ind. (Taiwan)* | 28,000 | 253,344 |
| Hyundai Electronics Inds. Co., Ltd. (South Korea)* | 11,500 | 226,901 |
| Magic Software Enterprises Ltd. (Israel)* | 7,041 | 74,371 |
| Prokom Software SA, Sponsored GDR (a) (Poland)* | 3,000 | 74,550 |
| Shin Corp. Public Co., Ltd. (Thailand)* | 29,000 | 152,495 |
| Siliconware Precision Inds. Co., Sponsored ADR (Taiwan) | 19,286 | 178,396 |
| Siliconware Precision Inds. Co. (Taiwan)* | 129,350 | 290,485 |
| Taiwan Semiconductor Manufacturing Co. (Taiwan)* | 52,976 | 251,733 |
| **Total Information Technology** | | 1,738,090 |
| **Materials - 10.1%** | | |
| Antofagasta PLC (Chile) | 20,638 | 110,857 |
| BorsodChem Rt. (Hungary)* | 4,000 | 123,534 |
| Companhia Vale do Rio Doce, Sponsored ADR (Brazil) | 10,300 | 290,052 |
| Hindalco Industries, Ltd., Sponsored GDR (a) (India) | 20,000 | 385,000 |
| KGHM Polska Miedz SA (Poland) | 35,000 | 262,034 |
| Pohang Iron & Steel Co., Ltd. (South Korea) | 1,350 | 114,536 |
| Siderca S.A.I.C. (Argentina) | 75,000 | 172,593 |
| **Total Materials** | | 1,458,606 |
| **Telecommunication Services - 22.1%** | | |
| Celular CRT Participacoes SA, Preferred (Brazil)* | 750,000 | 328,528 |
| China Telecom Ltd., Sponsored ADR (Hong Kong)* | 2,000 | 355,625 |
| Embratel Participacoes SA, Sponsored ADR (Brazil)* | 13,600 | 321,300 |
| Hellenic Telecommunications Organization SA (Greece) | 10,000 | 245,019 |
| Nortel Inversora SA, Sponsored ADR (Argentina) | 12,000 | 228,000 |
| Orckit Communications, Ltd. (Israel)* | 6,000 | 180,000 |
| Philippine Long Distance Telephone Co., Sponsored ADR (Philippines) | 8,100 | 143,775 |
| PT Indosat (Persero) TBK, Sponsored ADR (Indonesia) | 18,000 | 204,750 |
| SK Telecom Co., Ltd., Sponsored ADR (South Korea) | 7,000 | 254,188 |
| Tele Norte Leste Participacoes SA (Brazil) | 240 | 5,671 |
| Telefonos de Mexico SA, Sponsored ADR (Mexico) | 5,220 | 298,193 |
| Telesp Celular Participacoes SA (Brazil) | 6,740 | 302,457 |
| Videsh Sanchar Nigam, Ltd., Sponsored GDR (a) (India) | 21,800 | 332,450 |
| **Total Telecommunication Services** | | 3,199,956 |

The accompanying notes are an integral part of these financial statements.
17

# Managers Emerging Markets Equity Fund
### June 30, 2000

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Utilities - 1.7%** | | |
| Huaneng Power | | |
| International, Inc. (Hong Kong) | 764,000 | $ 249,913 |
| **Total Common Stocks** | | |
| (cost $12,599,693) | | 14,088,307 |
| | | |
| **Other Investment Companies - 2.3%[1]** | | |
| Calvert Cash Reserves Institutional | | |
| Prime Fund, 6.47% | 160,441 | 160,441 |
| JPM Prime Money | | |
| Market Fund, 6.26% | 172,823 | 172,823 |
| **Total Other Investment Companies** | | |
| (cost $333,264) | | 333,264 |
| **Total Investments - 99.6%** | | |
| (cost $12,932,957) | | 14,421,571 |
| **Other Assets, less Liabilities - 0.4%** | | 62,323 |
| **Net Assets - 100.0%** | | $14,483,894 |

See Notes to Schedules of Portfolio Investments on page 25.

The accompanying notes are an integral part of these financial statements.

# Managers Bond Fund

**June 30, 2000**

## Schedule of Portfolio Investments (unaudited)

| Security Description | Principal Amount | Value |
|---|---|---|
| **Corporate Bonds - 63.1%** | | |
| **Asset Backed - 1.2%** | | |
| Nomura Asset Securities Corp., Series 1998-D6, Class A3, 7.227%, 03/17/28 | $ 500,000 | $ 468,564 |
| **Convertible Bonds - 12.5%** | | |
| Loews Corp., Sub., 3.125%, 09/15/07 | 2,210,000 | 1,900,953 |
| Noram Energy, Sub., 6.000%, 03/15/12 | 475,000 | 413,250 |
| Thermo Electron Corp., 4.250%, 01/01/03 (a) | 1,000,000 | 922,500 |
| Thermo Instrument System, 4.500%, 10/15/03 (a) | 550,000 | 486,063 |
| Thermo Terratech, Inc., Euro-dollar, Sub., 4.625%, 05/01/03 | 450,000 | 387,000 |
| Thermo Terratech, Inc., Sub., 4.625%, 05/01/03 (a) | 456,000 | 405,840 |
| Xerox Corp., Convertible, 0.570%, 04/21/18 | 850,000 | 445,188 |
| **Total Convertible Bonds** | | 4,960,794 |
| **Finance - 15.7%** | | |
| Bell Atlantic Financial Services, Euro-dollar, 5.750%, 04/01/03 | 750,000 | 733,125 |
| Camden Property Trust, 7.000%, 11/15/06 | 250,000 | 237,562 |
| First Industrial L.P., 7.600%, 12/01/17 | 1,750,000 | 1,462,230 |
| First Industrial L.P., Medium Term, 7.500%, 12/01/17 | 645,000 | 553,862 |
| Highwoods/Forsyth L.P., Senior, 7.500%, 04/15/98 | 2,250,000 | 1,891,732 |
| Keycorp Capital II, 6.875%, 03/17/29 | 500,000 | 391,460 |
| Meditrust, 7.000%, 08/15/07 | 500,000 | 335,000 |
| Spieker Properties, Inc., 7.350%, 12/01/17 | 250,000 | 217,232 |
| U.S. West Capital Funding Inc., 6.875%, 07/15/28 | 500,000 | 429,475 |
| **Total Finance** | | 6,251,678 |
| **Industrials - 33.7%** | | |
| Anadarko Petroleum Corp., 6.625%, 01/15/28 | 500,000 | 405,975 |
| Anadarko Petroleum Corp., 7.200%, 03/15/29 | 750,000 | 685,985 |
| APL, Ltd., 8.000%, 01/15/24 | 250,000 | 127,944 |
| Atlas Air, Inc., Series B, 7.680%, 01/02/14 | 977,534 | 908,510 |
| Baker Hughes Inc., 0.000%, 05/05/08[4] | 1,550,000 | 1,208,070 |
| Bausch & Lomb, Inc., 7.125%, 08/01/28 | 500,000 | 382,165 |
| Dell Computer Corp., 7.100%, 04/15/28 | 750,000 | 656,243 |
| Delphi Automotive Sytems, 7.125%, 05/01/29 | 200,000 | 171,627 |
| Delta Air Lines, 8.300%, 12/15/29 | 500,000 | 438,527 |
| Ford Motor Co., 6.375%, 02/01/29 | 1,000,000 | 816,214 |
| Global Marine, 7.000%, 06/01/28 | 250,000 | 218,143 |
| International Paper Co., 6.875%, 11/01/23 | 250,000 | 207,016 |
| Kellwood Co., 7.625%, 10/15/17 | 250,000 | 192,623 |
| Kmart Corp., 7.950%, 02/01/23 | 250,000 | 197,551 |
| Lockheed Martin Corp., 7.750%, 05/01/26 | 250,000 | 235,006 |
| Lockheed Martin Corp., 8.500%, 12/01/29 | 500,000 | 509,129 |
| MacMillan Bloedel, Ltd., 7.700%, 02/15/26 | 1,350,000 | 1,211,909 |
| Pennzoil-Quaker State, 7.375%, 04/01/29 | 250,000 | 187,531 |
| Pepsi Bottling Group Inc., Senior, 7.000%, 03/01/29 | 600,000 | 538,313 |
| Philip Morris Cos., Inc., 7.750%, 01/15/27 | 500,000 | 423,630 |
| Pioneer-Standard Electronics, Inc., Senior, 8.500%, 08/01/06 | 250,000 | 240,451 |
| Pulte Corp., 7.625%, 10/15/17 | 500,000 | 397,920 |
| Raytheon Co., 7.200%, 08/15/27 | 1,000,000 | 872,176 |
| Seagate Technology, Inc., 7.875%, 03/01/17 | 250,000 | 211,092 |
| Security Capital Group, 7.700%, 06/15/28 | 750,000 | 634,169 |
| Time Warner Inc., 6.625%, 05/15/29 | 250,000 | 210,236 |
| Trinet Corporate Realty Trust, Inc., Senior, 7.700%, 07/15/17 | 500,000 | 354,670 |
| TRW, Inc., 6.650%, 01/15/28 | 250,000 | 195,930 |
| Westvaco Corp., 7.000%, 08/15/23 | 250,000 | 206,834 |
| Woolworth Corp., 8.500%, 01/15/22 | 570,000 | 381,900 |
| **Total Industrials** | | 13,427,489 |
| **Total Corporate Bonds** | | |
| (cost $27,216,895) | | 25,108,525 |
| **Foreign Corporate Obligations - 15.9%** | | |
| Cerro Negro Finance, Ltd., 7.900%, 12/1/20 (a) | 500,000 | 405,850 |
| Compania De Transporte Energia, Senior, 9.250%, 04/01/08 (a) | 700,000 | 617,750 |
| Empresa Nacional De Electricid, Yankee, 7.875%, 02/01/27 | 250,000 | 213,032 |
| Korea Electric Power Corp., Yankee, 7.400%, 04/01/16 | 986,836 | 910,283 |
| Loxley Public Co., Euro-dollar, 2.500%, 04/04/01 | 400,000 | 132,000 |
| Magna International Inc., Yankee, 4.875%, 02/15/05 | 750,000 | 676,875 |
| PDVSA Finance, Ltd, Series 98-1, 7.500%, 11/15/28 | 1,000,000 | 738,087 |

The accompanying notes are an integral part of these financial statements.

# Managers Bond Fund
### June 30, 2000

## Schedule of Portfolio Investments (unaudited)

| Security Description | | Principal Amount | Value |
|---|---|---|---|
| **Foreign Corporate Obligations** (continued) | | | |
| PDVSA Finance, Ltd., Series 98-1, 7.400%, 08/15/16 | | $ 300,000 | $ 234,282 |
| Pemex Finance Ltd., 8.875%, 11/15/10 | | 500,000 | 497,705 |
| Samsung Electronics Ltd., Sinking Fund, 7.700%, 10/01/27 (a) | | 500,000 | 375,000 |
| Telekom Malaysia Berhad, 7.875%, 08/01/25 (a) | | 500,000 | 435,924 |
| Telekom Malaysia Berhad, Convertible, 4.000%, 10/03/04 | | 300,000 | 260,640 |
| Tenaga Nasional Berhad, 7.500%, 11/01/25 (a) | | 1,000,000 | 819,990 |
| **Total Foreign Corporate Obligations** | | | |
| (cost $6,908,152) | | | 6,317,418 |
| | | | |
| **Foreign Government and Agency Obligations - 11.0%** | | | |
| British Columbia Province, Generic Residual, Canada, 0.000%, 08/23/24[4] | CAD | 9,925,000 | 1,431,413 |
| Government of Poland, registered Past Due Interest Brady Step-up, 6.000%, 10/27/14 | USD | 250,000 | 222,825 |
| Manitoba Province, Canada, Medium Term, 6.500%, 09/22/17 | CAD | 1,800,000 | 1,221,799 |
| Ontario Hydro, 0.000%, 10/15/21[4] | CAD | 1,700,000 | 293,365 |
| Province of Alberta, Series CS, Sinking Fund, 5.930%, 09/16/16 | CAD | 254,520 | 167,658 |
| Republic of South Africa, Yankee, 8.500%, 06/23/17 | USD | 1,175,000 | 1,042,812 |
| **Total Foreign Government and Agency Obligations** | | | |
| (cost $4,210,652) | | | 4,379,872 |
| | | | |
| **Federal National Mortgage Association - 0.5%** | | | |
| 6.000%, 7/01/29(cost $216,191) | | $ 238,309 | 218,127 |
| | | | |
| **Preferred Stock - 3.0%** | | **Shares** | |
| Entergy Louisiana, Inc., 4.440% | | 226 | 12,924 |
| Entergy New Orleans, Inc., 4.750% | | 482 | 26,133 |
| Equity Residential Properties, 7.25% | | 2,500 | 56,250 |
| EVI Inc., 5.000% | | 7,500 | 345,000 |
| Pacific Gas & Electric Co., 5.000% | | 25,100 | 429,838 |
| Southern California Edison Co., 4.32% | | 10,000 | 128,750 |
| Union Electric Co., 3.500% | | 350 | 15,378 |
| Wisconsin Electric Power Co., 3.600% | | 3,746 | 172,316 |
| **Total Preferred Stock** | | | |
| (cost $1,107,078) | | | 1,186,589 |
| | | | |
| **Other Investment Companies - 3.2%** | | | |
| JPM Prime Money Market Fund, 6.26%[1] (cost $1,263,090) | | 1,263,090 | 1,263,090 |
| | | | |
| **Total Investments - 96.7%** | | | |
| (cost $40,922,058) | | | 38,473,621 |
| **Other Assets, less Liabilities - 3.3%** | | | 1,298,215 |
| **Net Assets - 100.0%** | | | $39,771,836 |

**Security Ratings** (unaudited)

The composition of long-term debt holdings as a percentage of the total value of investments in securities is as follows:

| S&P's/Moody's Ratings | |
|---|---|
| Gov't/AAA | 1% |
| AA | 4 |
| A | 30 |
| BBB | 52 |
| BB | 2 |
| Not Rated | 11 |
| | 100% |

See Notes to Schedules of Portfolio Investments on page 25.

The accompanying notes are an integral part of these financial statements.

# Managers Global Bond Fund
**June 30, 2000**

## Schedule of Portfolio Investments (unaudited)

| Security Description | | Principal Amount | Value |
|---|---|---|---|
| **Foreign Government and Agency Obligations - 62.6%** | | | |
| Bundes, Series 00, 5.250%, 07/04/10 | EUR | 1,500,000 | $ 1,435,344 |
| Bundes, Series 98, 5.250%, 01/04/08 | EUR | 1,040,000 | 994,974 |
| Bundes, Series 99, 3.000%, 06/15/01 | EUR | 360,000 | 338,021 |
| Bundes, Series 99, 3.750%, 01/04/09 | EUR | 150,000 | 128,913 |
| Bundes, Series 99, 5.375%, 01/04/10 | EUR | 1,070,000 | 1,032,766 |
| Canadian Government, 5.125%, 01/22/02 | USD | 450,000 | 437,279 |
| Canadian Government, 6.000%, 06/01/08 | CAD | 550,000 | 373,495 |
| Denmark Government, 8.000%, 03/15/06 | DKK | 3,000,000 | 424,914 |
| Dutch Government, 5.250%, 07/15/08 | EUR | 674,317 | 640,552 |
| Israel Government, 7.750%, 03/15/10 | USD | 50,000 | 49,620 |
| Italy Government, 0.375%, 05/12/02 | JPY | 20,000,000 | 188,455 |
| Italy Government, 5.000%, 05/01/08 | EUR | 630,000 | 582,229 |
| Kingdom of Denmark, 6.000%, 11/15/09 | DKK | 6,030,000 | 787,726 |
| Kingdom of Denmark, 6.000%, 11/15/11 | DKK | 6,510,000 | 851,097 |
| Kingdom of Norway, 5.500%, 05/15/09 | NOK | 2,200,000 | 244,729 |
| Kingdom of Norway, 6.750%, 01/15/07 | NOK | 2,400,000 | 285,494 |
| Kingdom of Spain, 5.150%, 07/30/09 | EUR | 900,000 | 837,293 |
| Kingdom of Spain, 6.000%, 01/31/29 | EUR | 631,062 | 621,754 |
| Kingdom of Sweden, 5.000%, 01/28/09 | SEK | 800,000 | 88,798 |
| Kingdom of Sweden, Series 1038, 6.500%, 10/25/06 | SEK | 4,500,000 | 541,837 |
| Mexico United States, Series 144A, 7.500%, 03/08/10 | EUR | 1,010,000 | 923,267 |
| Netherlands Government, 3.750%, 07/15/09 | EUR | 250,000 | 212,063 |
| Netherlands Government, 5.750%, 02/15/07 | EUR | 250,000 | 244,523 |
| Republic of Italy, 3.500%, 06/20/01 | JPY | 30,000,000 | 291,857 |
| Republic of Italy, 6.500%, 11/01/27 | EUR | 577,494 | 592,463 |
| Sweden Government, Series 1044, 3.500%, 04/20/06 | SEK | 3,000,000 | 309,711 |
| United Kingdom Treasury, 5.750%, 12/07/09 | GBP | 800,000 | 1,263,256 |
| **Total Foreign Government and Agency Obligations** | | | |
| (cost $15,806,313) | | | 14,722,430 |
| **Foreign Corporate Obligations - 3.9%** | | | |
| Amoco Corp., 6.000%, 06/09/08 | USD | 450,000 | 409,905 |
| Diageo Capital PLC, 6.625%, 06/24/04 | USD | 200,000 | 195,202 |
| LCR Finance PLC, 4.750%, 12/31/10 (a) | GBP | 100,000 | 135,876 |
| Westpac Banking Floating, Series 144A, 0.235%, 09/24/01(a) [5] | JPY | 10,000,000 | 94,128 |
| Westpac Banking, 0.875%, 09/22/03 | JPY | 10,000,000 | 93,964 |
| **Total Foreign Corporate Obligations** | | | |
| (cost $1,009,535) | | | 929,075 |
| **U.S. Government Obligations - 13.0%** | | | |
| U.S. Treasury Notes, 3.875%, 01/15/09 | USD | 208,784 | 205,588 |
| U.S. Treasury Notes, 6.500%, 02/15/10 | USD | 2,753,000 | 2,847,207 |
| **Total U.S. Government and Agency Obligations** | | | |
| (cost $3,022,109) | | | 3,052,795 |
| **Corporate Bonds - 4.3%** | | | |
| **Asset Backed - 1.9%** | | | |
| AT&T Universal Card Master Trust, Series 1996-3, Class A, 09/17/03 | USD | 200,000 | 200,060 |
| General Motors Acceptance Corp., Floating, 0.245%, 07/26/02[5] | JPY | 25,000,000 | 235,262 |
| **Total Asset Backed** | | | 435,322 |
| **Finance - 0.4%** | | | |
| National Westminster Bank, 9.450%, 05/01/01 | USD | 100,000 | 101,807 |
| **Industrials - 2.0%** | | | |
| Conoco, Inc., Senior, 5.900%, 04/15/99 | USD | 300,000 | 285,777 |
| IBM Corp., 0.900%, 04/14/03 | JPY | 20,000,000 | 188,267 |
| **Total Industrials** | | | 474,044 |
| **Total Corporate Bonds** | | | |
| (cost $1,008,239) | | | 1,011,173 |

The accompanying notes are an integral part of these financial statements.

21

# Managers Global Bond Fund

**June 30, 2000**

## Schedule of Portfolio Investments (unaudited)

| Security Description | Shares | Value |
|---|---|---|
| **Short-Term Investments - 21.0%** | | |
| **Other Investment Companies - 11.4%[1]** | | |
| Calvert Cash Reserves Institutional Prime Fund, 6.47% | 915,901 | $ 915,901 |
| CitiFunds Institutional Liquid Reserves, 6.53% | 1,004,594 | 1,004,594 |
| JPM Prime Money Market Fund, 6.26% | 754,248 | 754,248 |
| **Total Other Investment Companies** | | 2,674,743 |
| | **Principal Amount** | |
| **Repurchase Agreement - 9.6%** | | |
| State Street Bank & Trust Co., dated 06/30/00, due 07/03/00, 5.750%, total to be received $2,262,797 (secured by $2,290,000 FNMAs 5.940%, due 09/04/01, market value $2,310,038), at cost | $2,261,713 | 2,261,713 |
| **Total Short-Term Investments** | | |
| (cost $4,936,456) | | 4,936,456 |
| **Total Investments - 104.8%** | | |
| (cost $25,782,652) | | 24,651,929 |
| **Other Assets, less Liabilities – (4.8)%** | | (1,126,170) |
| **Net Assets - 100.0%** | | $23,525,759 |

See Notes to Schedules of Portfolio Investments on page 25.

The accompanying notes are an integral part of these financial statements.
22

# Managers Short and Intermediate Bond Fund
## June 30, 2000

## Schedule of Portfolio Investments (unaudited)

| Security Description | Principal Amount | Value |
|---|---|---|
| **Corporate Bonds - 67.7%** | | |
| **Asset Backed - 28.8%** | | |
| Advanta Mortgage Loan Trust, Series 97-4, Class A4, Ambac insured, 6.660%, 03/25/22 | $ 125,000 | $ 123,175 |
| American Expredit Credit Account 2000-1 A, 7.400%, 09/17/07 | 350,000 | 350,648 |
| Americredit Auto Receivables, Series 99-B, Class A4, 5.960%, 03/12/06 | 350,000 | 341,509 |
| BankBoston Home Equity Loan Trust, 6.220%, 02/25/13 | 350,000 | 346,899 |
| Chase Manhattan Credit Card, Series 1996-3, Class A, 7.040%, 02/15/05 | 350,000 | 349,342 |
| Delta Funding Home Equity Loan Trust, Series 98-2, Class A3F, 6.240%, 05/15/25 | 500,000 | 492,380 |
| EQCC Home Equity Loan Trust, Series 1997-1, Class A7, FGIC insured, 7.120%, 05/15/28 | 324,299 | 322,091 |
| Ford Credit Auto Owner Trust, Series 1997-B, Class B, 6.400%, 05/15/02 | 500,000 | 495,240 |
| Green Tree Financial Corp., Series 98-1, Class A3, 5.950%, 04/01/13 | 300,000 | 296,718 |
| Green Tree Financial Corp., Series 98-6, Class A3, 5.930%, 04/01/09 | 200,000 | 198,936 |
| IMC Home Equity Loan Trust, Series 98-1, Class A3, 6.410%, 04/20/18 | 400,000 | 395,500 |
| Indymac Manufactured Housing Contract, Series 98-2, Class A2, 6.170%, 12/25/11 | 344,852 | 339,797 |
| Oakwood Mortgage Investors Inc., Series 97-A, Class A3, 6.650%, 05/15/27 | 220,703 | 219,431 |
| Residential Asset Securities Corp., Series 00-KS1, Class AI2, 7.615%, 12/25/14 | 289,278 | 288,361 |
| Residential Asset Securities Corp., Series 99-KS1, Class AI2, 6.000%, 04/25/20 | 355,000 | 348,298 |
| UCFC Loan Trust, Series 93-B1, Class A1, FGIC insured, 6.075%, 07/25/14 | 77,373 | 75,123 |
| Vendee Mortgage Trust, Series 1995-1C, Class 3H, 8.000%, 11/15/03 | 350,000 | 353,937 |
| **Total Asset Backed** | | 5,337,385 |
| **Finance - 20.1%** | | |
| American Health Properties, Inc., 7.050%, 01/15/02 | 350,000 | 340,305 |
| Avalon Bay Communities, Senior, 6.500%, 07/15/03 | 300,000 | 288,444 |
| Conseco Inc., 6.400%, 02/10/03 | 300,000 | 205,500 |
| Crestar Financial Corp., 8.250%, 07/15/02 | 325,000 | 330,212 |
| First Interstate Bancorp., Sub., 9.900%, 11/15/01 | 225,000 | 232,459 |
| Florida Windstorm Underwriters, 6.500%, 08/25/02 | 350,000 | 343,287 |
| Ford Motor Credit Co., 6.700%, 07/16/04 | 375,000 | 363,323 |
| General Electric Capital, 5.650%, 03/31/03 | 375,000 | 360,702 |
| IBM Credit Corp., Medium Term, 6.450%, 11/12/02 | 350,000 | 344,005 |
| Lehman Brothers, 7.000%, 05/15/03 | 350,000 | 341,633 |
| Norwest Financial, Inc., Senior, 6.375%, 09/15/02 | 250,000 | 244,955 |
| US Bancorp, 6.875%, 12/01/04 | 350,000 | 340,184 |
| **Total Finance** | | 3,735,009 |
| **Industrials - 17.5%** | | |
| Comdisco, Inc., 6.130%, 0/01/01 | 350,000 | 345,538 |
| Cox Communications, Inc., 6.150%, 08/01/03 | 350,000 | 336,249 |
| CSX Corp., 5.850%, 12/01/03 | 350,000 | 327,093 |
| Home Depot, Inc., The, 6.500%, 09/15/04 | 200,000 | 198,129 |
| Kaufman & Broad Home Corp., Senior, 7.750%, 10/15/04 | 150,000 | 136,500 |
| Qwest Communications International, Inc., Series B, Step-up, 8.409%, 02/01/08[5] | 225,000 | 180,464 |
| Royal Caribbean Cruises, Ltd., Senior, 8.125%, 07/28/04 | 325,000 | 312,280 |
| Safeway Inc., 7.000%, 09/15/02 | 350,000 | 346,084 |
| Sprint Capital Corp., 5.700%, 11/15/03 | 175,000 | 165,334 |
| TCI Communications, Inc., Senior, 8.650%, 09/15/04 | 400,000 | 415,303 |
| Tyco International Ltd., 6.500%, 11/01/01 | 250,000 | 248,567 |
| WMX Technologies Inc., 7.100%, 08/01/26 | 250,000 | 234,965 |
| **Total Industrials** | | 3,246,506 |
| **Utilities - 1.3%** | | |
| Cleveland Electric Illuminating Co., 7.430%, 11/01/09 | 25,000 | 23,572 |
| Cleveland Electric Illuminating Co., 9.500%, 05/15/02 | 100,000 | 101,186 |
| Niagara Mohawk Power Corp., Series E, 7.375%, 07/01/03 | 113,415 | 111,591 |
| **Total Utilities** | | 236,349 |
| **Total Corporate Bonds** | | |
| (cost $12,945,386) | | 12,555,249 |
| **Foreign Corporate Obligations - 3.3%** | | |
| Banco Latinomericano SA, 6.500%, 04/02/01 | 250,000 | 248,380 |
| Brascan, Ltd., 7.375%, 10/01/02 | 225,000 | 220,295 |
| St. George Bank, Ltd., Floating Rate, 6.894%, 11/29/01[5] | 150,000 | 150,045 |
| **Total Foreign Corporate Obligations** | | |
| (cost $630,473) | | 618,720 |

The accompanying notes are an integral part of these financial statements.

# Managers Short and Intermediate Bond Fund
## June 30, 2000

## Schedule of Portfolio Investments (unaudited)

| Security Description | Principal Amount | Value |
|---|---|---|
| **U.S. Government and Agency Obligations – 23.0%** | | |
| Federal Home Loan Bank, 5.875% 08/15/01 | $1,000,000 | $    989,060 |
| Federal National Mortgage Association, 5.625%, 05/14/04 | 1,700,000 | 1,619,522 |
| Federal National Mortgage Association, 6.140%, 06/12/02 | 250,000 | 246,485 |
| U.S. Treasury Notes, 5.750%, 08/15/03 | 600,000 | 589,782 |
| U.S. Treasury Notes, 6.625%, 04/30/02 | 100,000 | 100,250 |
| U.S. Treasury Notes, 7.875%, 11/15/04 | 675,000 | 714,764 |
| **Total U.S. Government and Agency Obligations** | | |
| (cost $4,254,738) | | 4,259,863 |
| **Short-Term Investments – 8.8%** | | |
| **Federal Home Loan Bank – 3.9%** | | |
| Discount Notes, 0.000%, 07/07/00[4] | 725,000 | 724,217 |

| | Shares | |
|---|---|---|
| **Other Investment Companies - 4.9%** | | |
| JPM Prime Money Market Fund, 6.26%[1] | 907,642 | 907,641 |
| **Total Short-Term Investments** | | |
| (cost $1,631,858) | | 1,631,858 |
| **Total Investments - 102.8%** | | |
| (cost $19,462,456) | | 19,065,690 |
| **Other Assets, less Liabilities – (2.8)%** | | (511,029) |
| **Net Assets - 100.0%** | | $18,554,661 |

## Security Ratings (unaudited)

The composition of long-term debt holdings as a percentage of the total value of investments in securities is as follows:

| S&P's/Moody's Ratings | |
|---|---|
| Gov't/AAA | 47% |
| AA | 9 |
| A | 15 |
| BBB | 19 |
| BB | 2 |
| Not Rated | 8 |
| | 100% |

See Notes to Schedules of Portfolio Investments on page 25.

*The accompanying notes are an integral part of these financial statements.*

## Notes to Schedules of Portfolio Investments (unaudited)

The following footnotes and abbreviations are a reference point for the Statements of Portfolio Investments on pages 7 through 24:

At June 30, 2000, the cost of securities for Federal income tax purposes and the gross aggregate unrealized appreciation and/or depreciation based on tax cost were approximately as follows:

| Fund | Cost | Appreciation | Depreciation | Net |
|---|---|---|---|---|
| Income Equity | $ 49,318,394 | $ 3,430,671 | ($ 2,495,344) | $ 935,327 |
| Capital Appreciation | 321,580,012 | 74,944,268 | (19,976,803) | 54,967,465 |
| Small Company | 6,298,043 | 112,814 | (130,146) | (17,332) |
| Special Equity | 1,698,232,159 | 655,909,807 | (152,421,477) | 503,488,330 |
| International Equity | 603,961,628 | 118,906,020 | (27,894,189) | 91,011,830 |
| Emerging Markets | 12,932,957 | 2,858,087 | (1,369,473) | 1,488,614 |
| Bond | 40,922,058 | 889,937 | (3,338,374) | (2,448,437) |
| Global Bond | 25,782,652 | 158,432 | (1,289,155) | (1,130,723) |
| Short and Intermediate Bond | 19,467,909 | 19,785 | (422,004) | (402,219) |

\* Non-incoming producing security
(a) Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified buyers. At June 30, 2000, the value of these securities amounted to the following:

| Fund | Market Value | % of Net Assets |
|---|---|---|
| Emerging Markets | $1,912,912 | 13.2% |
| Bond | 4,468,917 | 11.2% |
| Global Bond | 230,004 | 1.0% |

[1] Yields shown for each investment company represents the June 30, 2000, seven-day average yield, which refers to the sum of the previous seven days' dividends paid, expressed as an annual percentage.

[2] Some or all of these shares were out on loan to various brokers as of June 30, 2000, amounting to:

| Fund | Market Value | % of Net Assets |
|---|---|---|
| Capital Appreciation | $11,820,313 | 3.3% |
| Special Equity | 45,218,682 | 2.1% |

[3] Collateral received from brokers for securities lending were invested in these short-term investments or government investments.
[4] Zero coupon security.
[5] Variable rate security. Coupon rate disclosed is that in effect at June 30, 2000.

### Investments Definitions and Abbreviations:

ADR/GDR: Securities whose value is determined or significantly influenced by trading on exchanges not located in the United States or Canada. ADR after the name of a holding stands for American Depositary Receipt, representing ownership of foreign securities on deposit with a domestic custodian bank; a GDR (Global Depositary Receipt) is comparable, but foreign securities are held on deposit in a non-U.S. bank. Sponsored ADR/GDRs are initiated by the underlying foreign company.

AMBAC: Ambac Assurance Corp.

FGIC: Financial Guaranty Insurance Co.

FNMA: Federal National Mortgage Association

New York registered shares: A security whose shares are registered on the New York Stock Exchange.

Registered shares: A security whose owner has been recorded with its issuer or issuer's registrar.

Yankee Bond: A foreign bond denominated in U.S. dollars and registered with the Securities and Exchange Commission for sale in the United States.

Abbreviations have been used throughout this portfolio to indicate amounts shown in currencies other than the U.S. Dollar (USD):

CAD: Canadian Dollar
DKK: Danish Krone
EUR: euro
GBP: British Pound
JPY: Japanese Yen
NOK: Norwegian Krone
SEK: Swedish Krona

# Statements of Assets and Liabilities

June 30, 2000 (unaudited)

| | Managers Income Equity Fund | Managers Capital Appreciation Fund | Managers Small Company Fund |
|---|---|---|---|
| **Assets:** | | | |
| Investments at value* | $50,253,721 | $376,547,477 | $6,280,711 |
| Cash | 5,766 | 2,157 | 7,524,416 |
| Foreign currency** | - | - | - |
| Receivable for investments sold | 45,853 | 4,542,337 | 40,935 |
| Receivable for Fund shares sold | 44,327 | 440,121 | 10,261 |
| Receivable for open forward foreign currency contracts | - | - | - |
| Dividends, interest and other receivables | 54,176 | 32,932 | 140 |
| Prepaid expenses | 7,911 | 15,088 | - |
| Reimbursement receivable | - | - | 3,206 |
| Deferred organization expenses | - | - | - |
| Total assets | 50,411,754 | 381,580,112 | 13,859,669 |
| **Liabilities:** | | | |
| Payable for Fund shares repurchased | 582 | 545,140 | 162 |
| Payable upon return of securities loaned | - | 11,696,348 | - |
| Payable for investments purchased | 1,906,474 | 6,727,898 | 5,322,084 |
| Payable for open forward foreign currency contracts | - | - | - |
| Payable for closed forward foreign currency contracts, net | - | - | - |
| Accrued expenses: | | | |
|   Investment advisory and management fees | 28,933 | 229,748 | 282 |
|   Administrative fees | 9,644 | 71,796 | 78 |
|   Other | 48,106 | 134,087 | 3,252 |
| Total liabilities | 1,993,739 | 19,405,017 | 5,325,858 |
| **Net Assets** | $48,418,015 | $362,175,095 | $8,533,811 |
| Shares outstanding | 1,770,442 | 5,925,452 | 855,160 |
| Net asset value, offering and redemption price per share | $27.35 | $61.12 | $9.98 |
| **Net Assets Represent:** | | | |
| Paid-in capital | $41,994,972 | $280,601,693 | $8,551,611 |
| Undistributed net investment income (loss) | (9,067) | (1,288,573) | (170) |
| Accumulated net realized gain (loss) from investments and foreign currency transactions | 5,379,024 | 27,243,864 | (298) |
| Net unrealized appreciation (depreciation) of investments and foreign currency contracts and translations | 1,053,086 | 55,618,111 | (17,332) |
| **Net Assets** | $48,418,015 | $362,175,095 | $8,533,811 |
|   * Investments at cost | $49,200,635 | $320,929,366 | $6,298,043 |
| ** Foreign currency at cost | - | - | - |

The accompanying notes are an integral part of these financial statements.

| Managers Special Equity Fund | Managers International Equity Fund | Managers Emerging Markets Equity Fund | Managers Bond Fund | Managers Global Bond Fund | Managers Short and Intermediate Bond Fund |
|---|---|---|---|---|---|
| $2,201,720,489 | $694,973,458 | $14,421,571 | $38,473,621 | $24,651,929 | $19,065,690 |
| - | 2,238,121 | 228 | - | - | - |
| - | 9,102,073 | 72,341 | - | 1,393,729 | - |
| 41,388,505 | 4,626,077 | - | - | 1,689,126 | 177,694 |
| 8,452,642 | 1,823,932 | 26,447 | 640,922 | 21,432 | 17,589 |
| - | 45,190,231 | - | - | 10,481,475 | - |
| 691,087 | 1,547,302 | 236 | 707,014 | 427,485 | 240,896 |
| 47,361 | 30,717 | 6,640 | 7,283 | 7,023 | 6,338 |
| - | - | - | - | - | - |
| - | - | 5,532 | - | - | - |
| 2,252,300,084 | 759,531,911 | 14,532,995 | 39,828,840 | 38,672,199 | 19,508,207 |
| 891,540 | 5,229,484 | 3,001 | - | 5,953 | 75,611 |
| 46,055,909 | - | - | - | - | - |
| 48,965,450 | 5,186,231 | - | - | 4,558,231 | 839,286 |
| - | 46,003,401 | - | - | 10,498,581 | - |
| - | - | - | - | 33,914 | - |
| 1,524,860 | 522,176 | 8,882 | 19,819 | 12,310 | 7,147 |
| 423,572 | 145,049 | 2,961 | 7,928 | 3,517 | 3,573 |
| 402,163 | 428,812 | 34,257 | 29,257 | 33,934 | 27,929 |
| 98,263,494 | 57,515,153 | 49,101 | 57,004 | 15,146,440 | 953,546 |
| $2,154,036,590 | $702,016,758 | $14,483,894 | $39,771,836 | $23,525,759 | $18,554,661 |
| 20,901,482 | 12,396,532 | 1,074,916 | 1,829,132 | 1,247,247 | 989,561 |
| $103.06 | $56.63 | $13.47 | $21.74 | $18.86 | $18.75 |
| $1,341,928,735 | $535,519,913 | $11,920,742 | $41,927,804 | $25,685,481 | $29,582,635 |
| (1,934,236) | (2,445,304) | (20,247) | (2,315) | 409,720 | 5,566 |
| 306,906,115 | 70,792,495 | 1,095,164 | 294,810 | (1,394,663) | (10,636,775) |
| 507,135,976 | 98,149,654 | 1,488,235 | (2,448,463) | (1,174,779) | (396,765) |
| $2,154,036,590 | $702,016,758 | $14,483,894 | $39,771,836 | $23,525,759 | $18,554,661 |
| $1,694,584,513 | $596,066,755 | $12,932,957 | $40,922,058 | $25,782,652 | $19,462,455 |
| - | 9,008,242 | 72,718 | - | 1,397,699 | - |

The accompanying notes are an integral part of these financial statements.

27

# Statements of Operations

For the six months ended June 30, 2000 (unaudited)

| | Managers Income Equity Fund | Managers Capital Appreciation Fund | Managers Small Company Fund* |
|---|---|---|---|
| **Investment Income:** | | | |
| Dividend income | $ 353,295 | $ 126,367 | $ - |
| Interest income | 61,738 | 504,514 | 236 |
| Foreign withholding tax | (1,303) | (11,856) | - |
| Security lending fees | 817 | 123,373 | - |
| Total investment income | 414,547 | 742,398 | 236 |
| **Expenses:** | | | |
| Investment advisory and management fees | 162,260 | 1,325,596 | 281 |
| Administrative fees | 54,087 | 414,249 | 78 |
| Transfer agent | 31,746 | 173,281 | 585 |
| Custodian | 29,484 | 81,599 | 919 |
| Professional fees | 11,244 | 17,936 | 1,075 |
| Registration | 7,271 | 23,947 | 598 |
| Insurance | 987 | 1,913 | - |
| Trustees | 1,756 | 6,729 | 8 |
| Amortization of organization expense | - | - | - |
| Miscellaneous | 9,602 | 21,181 | 68 |
| Total expenses before offsets | 308,437 | 2,066,431 | 3,612 |
| Less: Fee waivers | - | - | - |
| Expense reimbursement | - | - | (3,206) |
| Expense reductions | (12,696) | (35,460) | - |
| Net expenses | 295,741 | 2,030,971 | 406 |
| Net investment income (loss) | 118,806 | (1,288,573) | (170) |
| **Net Realized and Unrealized Gain (Loss):** | | | |
| Net realized gain (loss) on investment transactions | 4,866,507 | 17,691,209 | (298) |
| Net realized loss on foreign currency contracts and transactions | - | - | - |
| Net unrealized appreciation (depreciation) of investments | (5,138,220) | (30,904,061) | (17,332) |
| Net unrealized depreciation on foreign currency contracts and translations | - | - | - |
| Net realized and unrealized gain (loss) | (271,713) | (13,212,852) | (17,630) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | $ (152,907) | $(14,501,425) | $(17,800) |

*Investment operations commenced June 19, 2000.

The accompanying notes are an integral part of these financial statements.

| Managers Special Equity Fund | Managers International Equity Fund | Managers Emerging Markets Equity Fund | Managers Bond Fund | Managers Global Bond Fund | Managers Short and Intermediate Bond Fund |
|---|---|---|---|---|---|
| $ 3,478,052 | $ 7,595,352 | $ 99,140 | $ 23,405 | $ - | $ - |
| 5,754,631 | 1,247,408 | 19,374 | 1,456,544 | 545,454 | 599,813 |
| - | (1,031,674) | (7,725) | (1,815) | (408) | (536) |
| 302,849 | - | - | 906 | - | 347 |
| 9,535,532 | 7,811,086 | 110,789 | 1,479,040 | 545,046 | 599,624 |
| | | | | | |
| 8,431,178 | 3,098,869 | 80,548 | 113,714 | 69,943 | 44,249 |
| 2,341,994 | 860,797 | 17,510 | 45,485 | 19,984 | 22,125 |
| 512,863 | 328,210 | 34,748 | 24,290 | 20,913 | 14,601 |
| 304,429 | 443,637 | 19,538 | 11,894 | 18,808 | 7,800 |
| 43,861 | 25,244 | 6,147 | 8,442 | 10,848 | 12,238 |
| 60,152 | 26,453 | 5,843 | 6,268 | 5,802 | 5,561 |
| 15,510 | 8,944 | 101 | 502 | 347 | 284 |
| 43,762 | 19,010 | 272 | 1,190 | 667 | 553 |
| - | - | 1,055 | - | - | - |
| 54,382 | 36,764 | 5,359 | 3,553 | 2,407 | 2,028 |
| 11,808,131 | 4,847,928 | 171,121 | 215,338 | 149,719 | 109,439 |
| - | - | (39,759) | - | - | - |
| - | - | - | - | - | - |
| (43,299) | (28,125) | (326) | (834) | (171) | (99) |
| 11,764,832 | 4,819,803 | 131,036 | 214,504 | 149,548 | 109,340 |
| (2,229,300) | 2,991,283 | (20,247) | 1,264,536 | 395,498 | 490,284 |
| | | | | | |
| 244,447,663 | 65,526,298 | 588,326 | (33,853) | (277,463) | (144,698) |
| - | (734,761) | (11,403) | (469) | (820,664) | - |
| (25,657,095) | (87,620,997) | (1,784,609) | 538,027 | 175,255 | (1,887) |
| - | (828,947) | - | (525) | (37,870) | - |
| 218,790,568 | (23,658,407) | (1,207,686) | 503,180 | (960,742) | (146,585) |
| | | | | | |
| $216,561,268 | $(20,667,124) | $(1,227,933) | $1,767,716 | $(565,244) | $ 343,699 |

The accompanying notes are an integral part of these financial statements.

29

# Statements of Changes in Net Assets

For the six months ended June 30, 2000, (unaudited) and for the fiscal year ended December 31, 1999

| | Managers Income Equity Fund | | Managers Capital Appreciation Fund | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| **Increase (Decrease) in Net Assets From Operations:** | | | | |
| Net investment income (loss) | $ 118,806 | $ 527,337 | $ (1,288,573) | $ (1,099,872) |
| Net realized gain (loss) on investments and foreign currency transactions | 4,866,507 | 8,248,709 | 17,691,209 | 42,947,204 |
| Net unrealized appreciation (depreciation) of investments and foreign currency translations | (5,138,220) | (6,175,222) | (30,904,061) | 65,219,481 |
| Net increase (decrease) in net assets resulting from operations | (152,907) | 2,600,824 | (14,501,425) | 107,066,813 |
| **Distributions to Shareholders:** | | | | |
| From net investment income | (136,666) | (524,821) | - | - |
| From net realized gain on investments | - | (5,593,496) | - | (25,681,317) |
| Total distributions to shareholders | (136,666) | (6,118,317) | - | (25,681,317) |
| **From Capital Share Transactions:** | | | | |
| Proceeds from sale of shares | 15,599,861 | 14,667,822 | 237,017,594 | 141,945,105 |
| Net asset value of shares issued in connection with reinvestment of dividends and distributions | 137,324 | 5,824,403 | - | 24,514,976 |
| Cost of shares repurchased | (9,501,032) | (43,894,423) | (108,828,414) | (87,549,367) |
| Net increase (decrease) from capital share transactions | 6,236,153 | (23,402,198) | 128,189,180 | 78,910,714 |
| Total increase (decrease) in net assets | 5,946,580 | (26,919,691) | 113,687,755 | 160,296,210 |
| **Net Assets:** | | | | |
| Beginning of period | 42,471,435 | 69,391,126 | 248,487,340 | 88,191,130 |
| End of period | $48,418,015 | $42,471,435 | $362,175,095 | $248,487,340 |
| End of period undistributed net investment income (loss) | $ (9,067) | $ 8,793 | $ (1,288,573) | $ - |
| **Share Transactions:** | | | | |
| Sale of shares | 570,331 | 465,736 | 3,678,549 | 3,061,447 |
| Shares issued in connection with reinvestment of dividends and distributions | 4,998 | 212,243 | - | 416,143 |
| Shares repurchased | (349,318) | (1,396,000) | (1,818,887) | (2,022,232) |
| Net increase (decrease) in shares | 226,011 | (718,021) | 1,859,662 | 1,455,358 |

The accompanying notes are an integral part of these financial statements.

| Managers Small Company | Managers Special Equity Fund | | Managers International Equity Fund | |
|---|---|---|---|---|
| 2000 | 2000 | 1999 | 2000 | 1999 |
| $ (170) | $ (2,229,300) | $ (4,841,730) | $ 2,991,283 | $ 3,986,809 |
| (298) | 244,447,663 | 174,421,927 | 64,791,537 | 35,317,046 |
| (17,332) | (25,657,095) | 356,613,714 | (88,449,944) | 109,375,735 |
| (17,800) | 216,561,268 | 526,193,911 | (20,667,124) | 148,679,590 |
| - | - | - | - | (4,081,802) |
| - | - | (46,045,625) | - | (24,490,724) |
| - | - | (46,045,625) | - | (28,572,526) |
| 8,551,773 | 1,097,712,843 | 1,339,252,873 | 767,973,142 | 1,092,699,983 |
| - | - | 40,517,245 | - | 22,987,277 |
| (162) | (703,387,327) | (1,276,707,583) | (749,498,203) | (1,084,411,449) |
| 8,551,611 | 394,325,516 | 103,062,535 | 18,474,939 | 31,275,811 |
| 8,533,811 | 610,886,784 | 583,210,821 | (2,192,185) | 151,382,875 |
| - | 1,543,149,806 | 959,938,985 | 704,208,943 | 552,826,068 |
| $8,533,811 | $2,154,036,590 | $1,543,149,806 | $702,016,758 | $ 704,208,943 |
| $ (170) | $ (1,934,236) | $ 295,064 | $ (2,445,304) | $ (5,436,587) |
| 855,176 | 11,055,890 | 20,425,960 | 13,794,610 | 21,214,217 |
| - | - | 459,901 | - | 399,154 |
| (16) | (7,034,176) | (19,682,513) | (13,393,625) | (20,935,298) |
| 855,160 | 4,021,714 | 1,203,348 | 400,985 | 678,073 |

The accompanying notes are an integral part of these financial statements.

31

# Statements of Changes in Net Assets (concluded)

For the six months ended June 30, 2000, (unaudited) and for the fiscal year ended December 31, 1999

| | Managers Emerging Markets Equity Fund | | Managers Bond Fund | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| **Increase (Decrease) in Net Assets From Operations:** | | | | |
| Net investment income (loss) | $ (20,247) | $ 26,581 | $ 1,264,536 | $ 2,174,397 |
| Net realized gain (loss) on investments and foreign currency transactions | 576,923 | 1,115,506 | (34,322) | 329,556 |
| Net unrealized appreciation (depreciation) of investments and foreign currency translations | (1,784,609) | 3,932,126 | 537,502 | (1,239,846) |
| Net increase (decrease) in net assets resulting from operations | (1,227,933) | 5,074,213 | 1,767,716 | 1,264,107 |
| **Distributions to Shareholders:** | | | | |
| From net investment income | - | (25,422) | (1,285,257) | (2,179,563) |
| From net realized gain on investments | - | - | - | (123,589) |
| Total distributions to shareholders | - | (25,422) | (1,285,257) | (2,303,152) |
| **From Capital Share Transactions:** | | | | |
| Proceeds from sale of shares | 8,311,390 | 7,151,953 | 19,603,535 | 16,911,450 |
| Net asset value of shares issued in connection with reinvestment of dividends and distributions | - | 21,982 | 1,214,438 | 2,149,195 |
| Cost of shares repurchased | (5,033,539) | (4,466,024) | (14,917,922) | (27,361,625) |
| Net increase (decrease) from capital share transactions | 3,277,851 | 2,707,911 | 5,900,051 | (8,300,980) |
| Total increase (decrease) in net assets | 2,049,918 | 7,756,702 | 6,382,510 | (9,340,025) |
| **Net Assets:** | | | | |
| Beginning of period | 12,433,976 | 4,677,274 | 33,389,326 | 42,729,351 |
| End of period | $14,483,894 | $12,433,976 | $39,771,836 | $33,389,326 |
| End of period undistributed net investment income (loss) | $ (20,247) | $ - | $ (2,315) | $ 18,406 |
| **Share Transactions:** | | | | |
| Sale of shares | 577,131 | 695,855 | 904,808 | 765,241 |
| Shares issued in connection with reinvestment of dividends and distributions | - | 1,532 | 56,206 | 97,204 |
| Shares repurchased | (349,796) | (453,848) | (688,310) | (1,231,495) |
| Net increase (decrease) in shares | 227,335 | 243,539 | 272,704 | (369,050) |

The accompanying notes are an integral part of these financial statements.

| | Managers Global Bond Fund | | Managers Short and Intermediate Bond Fund | |
|---|---|---|---|---|
| | **2000** | **1999** | **2000** | **1999** |
| | $ 395,498 | $ 783,993 | $ 490,284 | $ 960,216 |
| | (1,098,127) | (618,370) | (144,698) | (202,067) |
| | 137,385 | (2,389,756) | (1,887) | (356,588) |
| | (565,244) | (2,224,133) | 343,699 | 401,561 |
| | - | (461,005) | (488,088) | (959,010) |
| | - | (212,152) | - | - |
| | - | (673,157) | (488,088) | (959,010) |
| | 7,681,444 | 10,011,840 | 5,163,194 | 7,003,243 |
| | - | 649,992 | 458,864 | 880,013 |
| | (2,663,128) | (10,758,415) | (4,788,725) | (7,868,443) |
| | 5,018,316 | (96,583) | 833,333 | 14,813 |
| | 4,453,072 | (2,993,873) | 688,944 | (542,636) |
| | 19,072,687 | 22,066,560 | 17,865,717 | 18,408,353 |
| | $23,525,759 | $19,072,687 | $18,554,661 | $ 17,865,717 |
| | $ 409,720 | $ 14,222 | $ (5,566) | $ 3,370 |
| | 408,491 | 477,018 | 275,790 | 365,693 |
| | | - | | - |
| | - | 33,384 | 24,495 | 45,916 |
| | (142,320) | (515,429) | (255,900) | (410,853) |
| | 266,171 | (5,027) | 44,385 | 756 |

The accompanying notes are an integral part of these financial statements.

33

# Financial Highlights

For a share outstanding during the six months ended June 30, 2000, (unaudited) and thoughout each fiscal year ended December 31,

| | Managers Income Equity Fund | | | | | |
|---|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
| **Net Asset Value, Beginning of Period** | $27.50 | $30.67 | $31.06 | $30.49 | $28.43 | $24.90 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income | 0.08 | 0.30 | 0.41 | 0.67 | 0.76 | 0.87 |
| Net realized and unrealized gain (loss) on investments | (0.14) | 0.91 | 3.10 | 7.27 | 3.97 | 7.47 |
| Total from investment operations | (0.06) | 1.21 | 3.51 | 7.94 | 4.73 | 8.34 |
| **Less Distributions to Shareholders from:** | | | | | | |
| Net investment income | (0.09) | (0.29) | (0.41) | (0.69) | (0.76) | (0.86) |
| Net realized gain on investments | --- | (4.09) | (3.49) | (6.68) | (1.91) | (3.95) |
| Total distributions to shareholders | (0.09) | (4.38) | (3.90) | (7.37) | (2.67) | (4.81) |
| **Net Asset Value, End of Period** | $27.35 | $27.50 | $30.67 | $31.06 | $30.49 | $28.43 |
| Total Return [1] | (0.18)% [4] | 4.15% | 11.77% | 27.19% | 17.08% | 34.36% |
| Ratio of net expenses to average net assets [1] | 1.37% [2] | 1.35% | 1.28% | 1.32% | 1.44% | 1.45% |
| Ratio of total expenses to average net assets [1] | 1.43% [2] | 1.35% | 1.32% | 1.35% | 1.44% | N/A |
| Ratio of net investment income to average net assets | 0.55% [2] | 0.92% | 1.26% | 1.97% | 2.63% | 2.85% |
| Portfolio turnover | 111% [4] | 94% | 84% | 96% | 33% | 36% |
| Net assets at end of period (000's omitted) | $48,418 | $42,471 | $69,391 | $64,946 | $53,063 | $37,807 |

| | Managers Capital Appreciation Fund | | | | | |
|---|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
| **Net Asset Value, Beginning of Period** | $61.12 | $33.78 | $24.24 | $26.34 | $27.14 | $23.25 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income (loss) | (0.22) | (0.27) | (0.23) | (0.13) [3] | 0.09 | 0.09 |
| Net realized and unrealized gain on investments | 0.22 | 34.81 | 14.18 | 3.15 | 3.66 | 7.62 |
| Total from investment operations | 0.00 | 34.54 | 13.95 | 3.02 | 3.75 | 7.71 |
| **Less Distributions to Shareholders from:** | | | | | | |
| Net investment income | --- | --- | --- | --- | (0.10) | (0.08) |
| Net realized gain on investments | --- | (7.20) | (4.41) | (5.12) | (4.45) | (3.74) |
| Total distributions to shareholders | --- | (7.20) | (4.41) | (5.12) | (4.55) | (3.82) |
| **Net Asset Value, End of Period** | $61.12 | $61.12 | $33.78 | $24.24 | $26.34 | $27.14 |
| Total Return [1] | 0.00% [4] | 103.02% | 57.41% | 12.74% | 13.73% | 33.39% |
| Ratio of net expenses to average net assets [1] | 1.23% [2] | 1.26% | 1.29% | 1.26% | 1.33% | 1.36% |
| Ratio of total expenses to average net assets [1] | 1.25% [2] | 1.30% | 1.36% | 1.32% | 1.38% | N/A |
| Ratio of net investment income (loss) to average net assets | (0.78)% [2] | (0.86)% | (0.80)% | (0.45)% | 0.34% | 0.31% |
| Portfolio turnover | 115% [4] | 200% | 252% | 235% | 172% | 134% |
| Net assets at end of period (000's omitted) | $362,175 | $248,487 | $88,191 | $73,860 | $101,282 | $83,353 |

# Financial Highlights

For a share outstanding during the six months ended June 30, 2000, (unaudited) and thoughout each fiscal year ended December 31,

| | Managers Small Company Fund |
| --- | --- |
| | 2000* |
| **Net Asset Value, Beginning of Period** | $10.00 |
| **Income from Investment Operations:** | |
| Net investment income (loss) | (0.00) |
| Net realized and unrealized loss on investments | (0.02) |
| Total from investment operations | (0.02) |
| **Net Asset Value, End of Period** | $9.98 |
| Total Return [1] | (0.20)% [4] |
| Ratio of net expenses to average net assets [1] | 1.30% [2] |
| Ratio of total expenses to average net assets [1] | 11.55% [2] |
| Ratio of net investment loss to average net assets | (0.54)% [2] |
| Portfolio turnover | 2% [4] |
| Net assets at end of period (000's omitted) | $8,534 |

\* Commencement of operations June 19, 2000.

| | Managers Special Equity Fund | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
| **Net Asset Value, Beginning of Period** | $91.42 | $61.23 | $61.18 | $50.95 | $43.34 | $36.79 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income (loss) | (0.11) | (0.29) | (0.14) | 0.08 | (0.00) | (0.07) [3] |
| Net realized and unrealized gain on investments | 11.75 | 33.30 | 0.26 | 12.29 | 10.68 | 12.28 |
| Total from investment operations | 11.64 | 33.01 | 0.12 | 12.37 | 10.68 | 12.21 |
| **Less Distributions to Shareholders from:** | | | | | | |
| Net investment income | --- | --- | --- | (0.07) | --- | --- |
| Net realized gain on investments | --- | (2.82) | (0.07) | (2.07) | (3.07) | (5.66) |
| Total distributions to shareholders | --- | (2.82) | (0.07) | (2.14) | (3.07) | (5.66) |
| **Net Asset Value, End of Period** | $103.06 | $91.42 | $61.23 | $61.18 | $50.95 | $43.34 |
| Total Return [1] | 12.72% [4] | 54.11% | 0.20% | 24.45% | 24.75% | 33.94% |
| Ratio of net expenses to average net assets [1] | 1.26% [2] | 1.31% | 1.34% | 1.35% | 1.43% | 1.44% |
| Ratio of total expenses to average net assets [1] | 1.26% [2] | 1.31% | 1.34% | 1.36% | N/A | N/A |
| Ratio of net investment income (loss) to average net assets | (0.24)% [2] | (0.47)% | (0.26)% | 0.17% | (0.10)% | (0.16)% |
| Portfolio turnover | 40% [4] | 89% | 64% | 49% | 56% | 65% |
| Net assets at end of period (000's omitted) | $2,154,037 | $1,543,150 | $959,939 | $719,707 | $271,433 | $118,362 |

# Financial Highlights

For a share outstanding during the six months ended June 30, 2000, (unaudited) and thoughout each fiscal year ended December 31,

| | Managers International Equity Fund | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2000** | **1999** | **1998** | **1997** | **1996** | **1995** |
| **Net Asset Value, Beginning of Period** | $58.71 | $48.85 | $45.58 | $43.69 | $39.97 | $36.35 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income | 0.26 | 0.35 | 0.54 | 0.42 | 0.32 | 0.31 [3] |
| Net realized and unrealized gain (loss) on investments | (2.34) | 11.96 | 6.06 | 4.27 | 4.76 | 5.59 |
| Total from investment operations | (2.08) | 12.31 | 6.60 | 4.69 | 5.08 | 5.90 |
| **Less Distributions to Shareholders from:** | | | | | | |
| Net investment income | --- | (0.35) | (0.37) | (0.65) | (0.33) | (0.13) |
| Net realized gain on investments | --- | (2.10) | (2.96) | (2.15) | (1.03) | (2.15) |
| Total distributions to shareholders | --- | (2.45) | (3.33) | (2.80) | (1.36) | (2.28) |
| **Net Asset Value, End of Period** | $56.63 | $58.71 | $48.85 | $45.58 | $43.69 | $39.97 |
| Total Return [1] | (3.53)% [4] | 25.28% | 14.54% | 10.83% | 12.77% | 16.24% |
| Ratio of net expenses to average net assets [1] | 1.40% [2] | 1.40% | 1.41% | 1.45% | 1.53% | 1.58% |
| Ratio of total expenses to average net assets [1] | 1.41% [2] | 1.41% | 1.42% | 1.45% | N/A | N/A |
| Ratio of net investment income to average net assets | 0.87% [2] | 0.66% | 1.05% | 0.75% | 0.97% | 0.80% |
| Portfolio turnover | 46% [4] | 43% | 56% | 37% | 30% | 73% |
| Net assets at end of period (000's omitted) | $702,017 | $704,209 | $552,826 | $386,624 | $269,568 | $140,488 |

| | Managers Emerging Markets Equity Fund | | |
| --- | --- | --- | --- |
| | **2000** | **1999** | **1998*** |
| **Net Asset Value, Beginning of Period** | $14.67 | $7.74 | $10.00 |
| **Income from Investment Operations:** | | | |
| Net investment income (loss) | (0.02) | 0.03 | (0.01) |
| Net realized and unrealized gain (loss) on investments | (1.18) | 6.93 | (2.25) |
| Total from investment operations | (1.20) | 6.96 | (2.26) |
| **Less Distributions to Shareholders from Net investment income** | -- | (0.03) | -- |
| **Net Asset Value, End of Period** | $13.47 | $14.67 | $7.74 |
| Total Return [1] | (8.17)% [4] | 90.06% | (22.60)% |
| Ratio of net expenses to average net assets [1] | 1.87% [2] | 1.85% | 2.54% [2] |
| Ratio of total expenses to average net assets [1] | 2.44% [2] | 2.52% | 3.57% [2] |
| Ratio of net investment income (loss) to average net assets | (0.29)% [2] | 0.37% | (0.09)% [2] |
| Portfolio turnover | 20% [4] | 119% | 89% |
| Net assets at end of period (000's omitted) | $14,484 | $12,434 | $4,677 |

* Commencement of operations February 9, 1998.

# Financial Highlights

For a share outstanding during the six months ended June 30, 2000, (unaudited) and thoughout each fiscal year ended December 31,

| | Managers Bond Fund | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
| **Net Asset Value, Beginning of Period** | $21.45 | $22.19 | $23.72 | $22.83 | $23.13 | $18.92 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income | 0.75 | 1.45 | 1.46 | 1.39 | 1.35 | 1.44 |
| Net realized and unrealized gain (loss) on investments | 0.30 | (0.65) | (0.69) | 0.90 | (0.29) | 4.23 |
| Total from investment operations | 1.05 | 0.80 | 0.77 | 2.29 | 1.06 | 5.67 |
| **Less Distributions to Shareholders from:** | | | | | | |
| Net investment income | (0.76) | (1.45) | (1.45) | (1.40) | (1.36) | (1.46) |
| Net realized gain on investments | --- | (0.09) | (0.85) | --- | --- | --- |
| Total distributions to shareholders | (0.76) | (1.54) | (2.30) | (1.40) | (1.36) | (1.46) |
| **Net Asset Value, End of Period** | $21.74 | $21.45 | $22.19 | $23.72 | $22.83 | $23.13 |
| Total Return [1] | 4.97% [4] | 3.66% | 3.34% | 10.42% | 4.97% | 30.91% |
| Ratio of net expenses to average net assets [1] | 1.18% [2] | 1.25% | 1.21% | 1.27% | 1.36% | 1.34% |
| Ratio of total expenses to average net assets [1] | 1.18% [2] | 1.26% | 1.21% | N/A | N/A | N/A |
| Ratio of net investment income to average net assets | 6.95% [2] | 6.52% | 6.18% | 6.14% | 6.13% | 6.84% |
| Portfolio turnover | 8% [4] | 39% | 55% | 35% | 72% | 46% |
| Net assets at end of period (000's omitted) | $39,772 | $33,389 | $42,730 | $41,298 | $31,819 | $26,376 |

| | Managers Global Bond Fund | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
| **Net Asset Value, Beginning of Period** | $19.44 | $22.38 | $20.93 | $21.40 | $21.74 | $19.10 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income | 0.31 | 0.82 | 0.92 | 0.97 [3] | 1.21 | 0.95 |
| Net realized and unrealized gain (loss) on investments | (0.89) | (3.05) | 3.08 | (0.93) | (0.27) | 2.66 |
| Total from investment operations | (0.58) | (2.23) | 4.00 | 0.04 | 0.94 | 3.61 |
| **Less Distributions to Shareholders from:** | | | | | | |
| Net investment income | --- | (0.49) | (1.16) | (0.17) | (0.87) | (0.93) |
| Net realized gain on investments | --- | (0.22) | (1.39) | (0.34) | (0.41) | --- |
| In excess of net investment income | | --- | --- | --- | --- | (0.04) |
| Total distributions to shareholders | --- | (0.71) | (2.55) | (0.51) | (1.28) | (0.97) |
| **Net Asset Value, End of Period** | $18.86 | $19.44 | $22.38 | $20.93 | $21.40 | $21.74 |
| Total Return [1] | (2.98)% [4] | (9.97)% | 19.27% | 0.16% | 4.39% | 19.08% |
| Ratio of net expenses to average net assets [1] | 1.50% [2] | 1.54% | 1.53% | 1.63% | 1.57% | 1.55% |
| Ratio of total expenses to average net assets [1] | 1.60% [2] | 1.54% | 1.56% | N/A | 1.60% | 1.69% |
| Ratio of net investment income to average net assets | 3.96% [2] | 3.77% | 4.14% | 4.75% | 4.98% | 5.07% |
| Portfolio turnover | 80% [4] | 171% | 232% | 197% | 202% | 214% |
| Net assets at end of period (000's omitted) | $23,526 | $19,073 | $22,067 | $17,465 | $16,852 | $18,823 |

# Financial Highlights

For a share outstanding during the six months ended June 30, 2000, (unaudited) and thoughout each fiscal year ended December 31,

| | Managers Short and Intermediate Bond Fund | | | | | |
|---|---|---|---|---|---|---|
| | **2000** | **1999** | **1998** | **1997** | **1996** | **1995** |
| **Net Asset Value, Beginning of Period** | $18.90 | $19.49 | $19.51 | $19.45 | $19.67 | $18.06 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income | 0.52 | 1.00 | 1.02 | 1.08 | 1.03 | 1.28 |
| Net realized and unrealized gain (loss) on investments | (0.15) | (0.59) | 0.00 | 0.03 | (0.24) | 1.45 |
| Total from investment operations | 0.37 | 0.41 | 1.02 | 1.11 | 0.79 | 2.73 |
| **Less Distributions to Shareholders from:** | | | | | | |
| Net investment income | (0.52) | (1.00) | (1.04) | (1.05) | (1.01) | (1.09) |
| Net realized gain on investments | --- | --- | --- | --- | --- | (0.03) |
| Total distributions to shareholders | (0.52) | (1.00) | (1.04) | (1.05) | (1.01) | (1.12) |
| **Net Asset Value, End of Period** | $18.75 | $18.90 | $19.49 | $19.51 | $19.45 | $19.67 |
| Total Return [1] | 1.99% [4] | 2.21% | 5.36% | 5.87% | 4.15% | 15.57% |
| Ratio of net expenses to average net assets [1] | 1.24% [2] | 1.29% | 1.32% | 1.40% | 1.45% | 1.50% |
| Ratio of total expenses to average net assets [1] | 1.24% [2] | 1.29% | 1.33% | N/A | N/A | N/A |
| Ratio of net investment income to average net assets | 5.54% [2] | 5.20% | 5.22% | 5.54% | 5.43% | 6.52% |
| Portfolio turnover | 40% [4] | 92% | 115% | 91% | 96% | 131% |
| Net assets at end of period (000's omitted) | $18,555 | $17,866 | $18,408 | $15,082 | $22,380 | $25,241 |

The following notes are being used as referenced items in the Financial Highlights of the Funds presented on pages 34 through 38:

[1] See Note 1c of "Notes to Financial Statements."

[2] Annualized.

[3] Calculated using the average shares outstanding during the year.

[4] Not Annualized.

# Notes to Financial Statements

June 30, 2000 (unaudited)

## (1) Summary of Significant Accounting Policies

The Managers Funds (the "Trust") is a no-load, open-end, management investment company, organized as a Massachusetts business trust, and registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Currently the Trust is comprised of 10 investment series. Included in this report are six equity funds, Managers Income Equity Fund ("Income Equity"), Managers Capital Appreciation Fund ("Capital Appreciation"), Managers Small Company Fund ("Small Company"), Managers Special Equity Fund ("Special Equity"), Managers International Equity Fund ("International Equity") and Managers Emerging Markets Equity Fund ("Emerging Markets Equity") (collectively the "Equity Funds") and three fixed-income funds, Managers Bond Fund ("Bond"), Managers Global Bond Fund ("Global Bond") and Managers Short and Intermediate Bond Fund ("Short and Intermediate Bond") (collectively the "Fixed-Income Funds"), collectively the "Funds."

The Funds' financial statements are prepared in accordance with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements:

### (a) Valuation of Investments

Equity securities traded on a domestic or international securities exchange are valued at the last quoted sales price, or, lacking any sales, at last quoted bid price. Over-the-counter securities for which market quotations are readily available are valued at the last quoted sales price, or, lacking any sales, at the last quoted bid price. Fixed-income securities are valued based on valuations furnished by independent pricing services that utilize matrix systems, which reflect such factors as security prices, yields, maturities, and ratings, and are supplemented by dealer and exchange quotations. Short-term investments, having a remaining maturity of 60 days or less, are valued at amortized cost, which approximates market. Investments in other regulated investment companies are valued at their end of day net asset value per share. Securities for which market quotations are not readily available are valued at fair value, as determined in good faith and pursuant to procedures adopted by the Board of Trustees.

Investments in certain mortgage-backed, stripped mortgage-backed, preferred stocks, convertible securities and other debt securities not traded on an organized market, are valued on the basis of valuations provided by dealers or by a pricing service which uses information with respect to transactions in such securities, various relationships between securities and yield to maturity in determining value.

### (b) Security Transactions

Security transactions are accounted for as of trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

### (c) Investment Income and Expenses

Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed are recorded as soon as the Trust is informed of the ex-dividend date. Dividend income on foreign securities is recorded net of withholding tax. Interest income is determined on the basis of interest accrued. Discounts and premiums are amortized using the effective interest method when required for Federal income tax purposes. Non-cash dividends included in dividend income, if any, are reported at the fair market value of the securities received. Other income and expenses are recorded on an accrual basis. Expenses that cannot be directly attributed to a particular fund are apportioned among the funds in the Trust, and in some cases other funds in the family, based upon their relative average net assets.

Each of the Equity Funds, except Emerging Markets Equity and Small Company, had certain portfolio trades directed to various brokers who paid a portion of such Fund's expenses. For the six months ended June 30, 2000, under these arrangements the custody expenses were reduced as follows: Income Equity - $10,112; Capital Appreciation - $28,843; Special Equity - $30,384; and International Equity - $28,001.

In addition, each of the Funds has a "balance credit" arrangement with the custodian bank whereby each Fund is credited with an interest factor equal to 0.75% of the nightly Fed Funds rate for account balances left uninvested overnight. These credits serve to reduce custody expenses that would otherwise be charged to the Funds. For the six months ended June 30, 2000, under these arrangements the custody expenses were reduced as follows: Income Equity - $2,585; Capital Appreciation - $6,617; Special Equity - $12,915; International Equity - $124; Emerging Markets Equity - $326; Bond - $834; Global Bond - $171; and Short and Intermediate Bond - $99.

The Managers Funds LLC (the "Investment Manager"), a subsidiary of Affiliated Managers Group, Inc. ("AMG"), has contractually agreed, through at least December 31, 2000, to waive fees and pay or reimburse Small Company to the extent that the total expenses of the Fund exceed 1.30% of the Fund's average daily net assets. Small Company is obligated to repay the Investment Manager such amount waived, paid or reimbursed in future years provided that the repayment occurs with three (3) years after the waiver or reimbursement and that such repayment would not cause the Fund's expenses in any such year to exceed 1.30% of the Fund's average daily net assets.

Total returns for the Funds would have been lower had certain expenses not been offset.

## (d) Dividends and Distributions

Dividends resulting from net investment income, if any, normally will be declared and paid annually for Global Bond and the Equity Funds, except for Income Equity. Dividends resulting from net investment income, if any, normally will be declared and paid quarterly for Income Equity and monthly for Bond and Short and Intermediate Bond. Distributions of capital gains, if any, will be made on an annual basis and when required for federal excise tax purposes. Income and capital gain distributions are determined in accordance with Federal income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for losses deferred due to wash sales, equalization accounting for tax purposes, foreign currency and market discount transactions. Permanent book and tax basis differences, if any, relating to shareholder distributions will result in reclassifications to paid-in-capital.

## (e) Organization Costs (Emerging Markets Equity only)

Organization and registration related costs of $10,588 have been deferred and are being amortized over a period of time not to exceed 60 months from the commencement of operations on February 9, 1998.

## (f) Federal Taxes

Each Fund intends to comply with the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended, and to distribute substantially all of its taxable income and gains to its shareholders and to meet certain diversification and income requirements with respect to investment companies.

## (g) Capital Loss Carryovers

As of December 31, 1999, Short and Intermediate Bond and Global Bond had accumulated net realized capital loss carryovers from securities transactions for Federal income tax purposes as shown in the following chart. These amounts may be used to offset realized capital gains, if any, through December 31, 2007.

| Fund | Capital Loss Carryover Amount | Expires Dec. 31, |
|---|---|---|
| Short and Intermediate Bond | $2,344,832 | 2002 |
| | 7,662,253 | 2003 |
| | 70,508 | 2004 |
| | 179,401 | 2005 |
| | 212,653 | 2007 |
| Global Bond | 151,705 | 2007 |

## (h) Capital Stock

The Trust's Declaration of Trust authorizes for each series the issuance of an unlimited number of shares of beneficial interest, without par value. Each Fund records sales and repurchases of its capital stock on the trade date. Dividends and distributions to shareholders are recorded on the ex-dividend date.

# Notes to Financial Statements (continued)

At June 30, 2000, certain unaffiliated shareholders, specifically omnibus accounts, individually held greater than 10% of the outstanding shares of the following Funds: Income Equity- 1 owns 22%; Capital Appreciation- 1 owns 32%; Special Equity- 1 owns 39%; International Equity- 2 own 37%; Emerging Markets Equity- 1 owns 27%; Bond- 2 own 35%; and Global Bond- 1 owns 22%.

### (i) Repurchase Agreements
Each Fund may enter into repurchase agreements provided that the value of the underlying collateral, including accrued interest, will be equal to or exceed the value of the repurchase agreement during the term of the agreement. The underlying collateral for all repurchase agreements is held in safekeeping by the Fund's custodian or at the Federal Reserve Bank.

If the seller defaults and the value of the collateral declines, or if bankruptcy proceedings commence with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

### (j) Foreign Currency Translation
The books and records of the Funds are maintained in U.S. dollars. The value of investments, assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon current foreign exchange rates. Purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based on currency exchange rates prevailing on the respective dates of such transactions. Net realized and unrealized gain (loss) on foreign currency transactions represent: (1) foreign exchange gains and losses from the sale and holdings of foreign currencies; (2) gains and losses between trade date and settlement date on investment securities transactions and forward foreign currency exchange contracts; and (3) gains and losses from the difference between amounts of interest and dividends recorded and the amounts actually received.

In addition, the Funds do not isolate that portion of the results of operation resulting from changes in exchange rates from the fluctuations resulting from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

### (2) Agreements and Transactions with Affiliates
The Trust entered into a Fund Management Agreement under which the Investment Manager, provides or oversees investment advisory and management services to the Funds. The Investment Manager selects portfolio managers for each Fund (subject to Trustee approval), allocates assets among portfolio managers and monitors the portfolio managers' investment programs and results. Each Fund's investment portfolio is managed by portfolio managers who serve pursuant to Portfolio Management Agreements with the Investment Manager and the Fund. Certain Trustees and Officers of the Funds are Officers of the Investment Manager and of AMG.

Investment advisory and management fees are paid directly by each Fund to The Managers Funds LLC based on average daily net assets. The annual investment advisory and management fee rates, as a percentage of average daily net assets for the six months ended June 30, 2000, were as follows:

| Fund | Investment Advisory and Management Fee |
|------|------------------|
| Income Equity | 0.75% |
| Capital Appreciation | 0.80% |
| Small Company | 0.90% |
| Special Equity | 0.90% |
| International Equity | 0.90% |
| Emerging Markets Equity | 1.15%* |
| Bond | 0.625% |
| Global Bond | 0.70% |
| Short and Intermediate Bond | 0.50% |

*For the six months ended June 30, 2000, the Investment Manager voluntarily waived its portion of the investment advisory and management fee, amounting to $28,017, or 0.40% on an annualized basis.

The Trust entered into a Administration and Shareholder Servicing Agreement under which The Managers Funds LLC serves as each Fund's administrator (the "Administrator") and is responsible for all aspects of managing the Funds' operations, including administration and shareholder services to each Fund, its shareholders, and certain institutions, such as bank trust departments, broker-dealers and registered investment advisers, that advise or act as an intermediary with the Funds' shareholders. During the six months ended June 30, 2000, each of the Funds, except Emerging Markets Equity and Global Bond, paid a fee to the Administrator at the rate of 0.25% per annum of the Fund's average daily net assets. The Administrator waived its entire administration fee from January 1, 2000 through April 30, 2000, amounting to $11,743. Effective May 1, 2000, Emerging Markets Equity paid a fee to the Administrator at a rate of 0.25% per annum of the Fund's average daily net assets. Global Bond paid a fee to the Administrator at the rate of 0.20% per annum of the Fund's average daily net assets.

Rexiter Capital Management Ltd., the portfolio manager for Emerging Markets Equity, is an affiliate of the Fund's custodian and transfer agent, and pursuant to its Portfolio Management Agreement, is entitled to receive a fee from the Investment Manager not to exceed 0.75% of the average daily net assets.

The aggregate annual fee paid to each outside Trustee for serving as a Trustee of the Trust is $16,000. In addition, the in-person and telephonic meeting fees the Trustees receive are $1,000 and $500 per meeting, respectively. The Trustee fee expense shown in the financial statements represents each Fund's allocated portion of the total fees and expenses paid by the Trust.

## (3) Purchases and Sales of Securities

Purchases and sales of securities, excluding short-term securities, for the six months ended June 30, 2000, were as follows:

|  | Long-Term Securities | | U.S. Government Securities | |
| --- | --- | --- | --- | --- |
| Fund | Purchases | Sales | Purchases | Sales |
| Income Equity | $ 52,173,673 | $ 46,408,378 | N/A | N/A |
| Capital Appreciation | 492,213,675 | 362,809,638 | N/A | N/A |
| Small Company | 5,484,774 | 40,935 | N/A | N/A |
| Special Equity | 1,018,418,298 | 680,860,000 | N/A | N/A |
| International Equity | 312,646,635 | 299,497,202 | N/A | N/A |
| Emerging Markets Equity | 6,155,353 | 2,627,381 | N/A | N/A |
| Bond | 7,582,112 | 2,650,407 | N/A | $ 445,781 |
| Global Bond | 16,518,101 | 13,714,103 | $4,241,663 | 1,819,757 |
| Short and Intermediate Bond | 7,014,288 | 6,918,502 | 4,495,213 | 4,219,917 |

## (4) Portfolio Securities Loaned

The Funds may participate in a securities lending program providing for the lending of corporate bonds, equity and government securities to qualified brokers. Collateral on all securities loaned are accepted in cash and/or government securities. Collateral is maintained at a minimum level of 100% of the market value, plus interest, if applicable, of investments on loan. The custodian invests collateral received in the form of cash temporarily in money market funds. Earnings of such temporary cash investments are divided between the custodian, as a fee for its services under the program, and the Fund loaning the security, according to agreed-upon rates.

## (5) Risks Associated with Collateral Mortgage Obligations ("CMOs")

The net asset value of Funds may be sensitive to interest rate fluctuations because the Funds may hold several instruments, including CMOs and other derivatives, whose values can be significantly impacted by interest rate movements. CMOs are obligations collateralized by a portfolio of mortgages or mortgage-related securities. Payments of principal and interest on the mortgage are passed through to the holder of the CMOs on the same schedule as they are received, although certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages.

# Notes to Financial Statements (concluded)

Therefore, the investment in CMOs may be subject to a greater or lesser risk of prepayment than other types of mortgage-related securities.  CMOs may have a fixed or variable rate of interest.

## (6) Forward Commitments
Certain transactions, such as futures and forward transactions, dollar roll agreements, or purchases of when-issued or delayed delivery securities may have a similar effect on a Fund's net asset value as if the Fund had created a degree of leverage in its portfolio.  However, if a Fund enters into such a transaction, the Fund will establish a segregated account with its Custodian in which it will maintain cash, U.S. government securities or other liquid securities equal in value to its obligations in respect to such transaction.  Securities and other assets held in the segregated account may not be sold while the transaction is outstanding, unless other suitable assets are substituted.

## (7) Forward Foreign Currency Contracts
During the six months ended June 30, 2000, International Equity and Global Bond invested in forward foreign currency exchange contracts to manage currency exposure. These investments may involve greater market risk than the amounts disclosed in the Funds' financial statements.

A forward foreign currency exchange contract is an agreement between a Fund and another party to buy or sell a currency at a set price at a future date. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is marked-to-market daily, and the change in market value is recorded as an unrealized gain or loss. Gain or loss on the purchase or sale of contracts having the same settlement date, amount and counter party is realized on the date of offset, otherwise gain or loss is realized on settlement date.

The Funds, except Income Equity, Capital Appreciation, Small Company and Special Equity may invest in non-U.S. dollar denominated instruments subject to limitations, and enter into forward foreign currency exchange contracts to facilitate transactions in foreign securities and to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and such foreign currency. Risks may arise upon entering into these contracts from the potential inability of counter parties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

Open forward foreign currency exchange contracts at June 30, 2000, were as follows:

### International Equity

| Foreign Currency | Settlement Date | Current Value (in U.S. Dollars) | Unrealized Gain/Loss (in U.S. Dollars) |
|---|---|---|---|
| **Sell Contracts** | | | |
| (Receivable Amount $34,312,629) | 08/22/00 | $ 35,125,799 | $ (813,170) |

### Global Bond

| Foreign Currency | Settlement Date | Current Value (in U.S. Dollars) | Unrealized Gain/Loss (in U.S. Dollars) |
|---|---|---|---|
| **Buy Contracts** | | | |
| British Pound | 07/25/00 | $ 246,771 | $ (4) |
| euro | 07/25/00 | 3,022,017 | (7,865) |
| Japanese Yen | 07/25/00 | 3,921,065 | 47,053 |
| **Total Buy Contracts** | | | |
| (Payable Amount $7,150,669) | | $ 7,189,853 | $ 39,184 |
| **Sell Contracts** | | | |
| Canadian Dollar | 07/25/00 | $ 74,209 | $ (249) |
| Danish Krone | 07/25/00 | 42,065 | (2,091) |
| euro | 07/25/00 | 1,594,057 | (38,595) |
| Japanese Yen | 07/25/00 | 1,427,822 | (5,596) |
| Norwegian Krone | 07/25/00 | 209,759 | (9,759) |
| **Total Sell Contracts** | | | |
| (Receivable Amount $3,291,622) | | $ 3,347,912 | $ (56,290) |

# THE MANAGERS FUNDS

*We pick the talent. You reap the results.*

**Investment Manager, Administrator and Distributor**
**The Managers Funds LLC**
40 Richards Avenue
Norwalk, Connecticut 06854-2325
(203) 857-5321 or (800) 835-3879

**Custodian**
State Street Bank and Trust Company
1776 Heritage Drive
North Quincy, Massachusetts 02171

**Legal Counsel**
Goodwin, Procter & Hoar LLP
Exchange Place
Boston, Massachusetts 02109-2881

**Transfer Agent**
Boston Financial Data Services, Inc.
attn: The Managers Funds
P.O. Box 8517
Boston, Massachusetts 02266-8517
(800) 252-0682

For ManagersChoice Only
PFPC Brokerage Services, Inc.
P.O. Box 61487
King of Prussia, Pennsylvania 19406-0897
(800) 358-7668



This report is prepared for the information of shareholders. It is authorized for distribution to prospective investors only when preceded or accompanied by an effective Prospectus.

## The Managers Funds

### Equity Funds:

INCOME EQUITY FUND
- Armstrong Shaw Associates Inc.
- Chartwell Investment Partners, L.P.

CAPITAL APPRECIATION FUND
- Essex Investment Management Company, LLC
- Roxbury Capital Management, LLC

SMALL COMPANY
- Kalmar Investment Advisers, Inc.
- HLM Management Co., Inc.

SPECIAL EQUITY FUND
- Goldman Sachs Asset Management
- Pilgrim Baxter & Associates, Ltd.
- Westport Asset Management, Inc.
- Kern Capital Management LLC

INTERNATIONAL EQUITY FUND
- Scudder Kemper Investments, Inc.
- Lazard Asset Management
- Mastholm Asset Management, L.L.C.

EMERGING MARKETS EQUITY FUND
- Rexiter Capital Management Limited

### Income Funds:

MONEY MARKET FUND
- J.P. Morgan Investment Management Inc.

SHORT AND INTERMEDIATE BOND FUND
- Standish, Ayer & Wood, Inc.

BOND FUND
- Loomis, Sayles & Company, L.P.

GLOBAL BOND FUND
- Rogge Global Partners, plc.

**www.managersfunds.com**